                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              TAUBMAN CENTERS, INC.
                                  ------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    876664103
                                   -----------
                                 (CUSIP Number)


                           Marjorie Harris Loeb, Esq.
                              Miro Weiner & Kramer
                             500 N. Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                                 (248) 258-1214
                                 --------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                November 20, 1997
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. |_|

CUSIP No. 876664103                   13D                      Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Robert S. Taubman
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*

         00, AF, BK
--------------------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) or 2(e):                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER
 SHARES
                           3,297,725
                  --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
 OWNED BY
                           547,984
                  --------------------------------------------------------------
   EACH           9.       SOLE DISPOSITIVE POWER
 REPORTING
                           3,297,725
                  --------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER

                           547,984
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         3,845,709
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

         6.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876664103                   13D                      Page 3 of 7 Pages


ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Taubman Centers, Inc., a Michigan corporation (the "Issuer"), the principal executive offices of which are located at 200 East Long Lake Road, Bloomfield Hills, Michigan 48304.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Robert S. Taubman (the "Reporting Person"). The Reporting Person is a Director and the President and Chief Executive Officer of the Issuer. His business address is c/o Taubman Centers, Inc., 200 East Long Lake Road, Bloomfield Hills, Michigan 48304. The Reporting Person is a United States citizen.

         The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Solely as a result of the vesting of 987,540 Incentive Options under The Taubman Realty Group Limited Partnership's ("TRG") Incentive Option Plan on November 20, 1997, the Reporting Person became the deemed holder of in excess of five percent of the outstanding shares of Common Stock of the Issuer. Prior to such vesting, the Reporting Person was deemed to own a total of 2,046,841 shares of Common Stock, consisting of 2,040,916 vested but unexercised Incentive Options (each of which may be exercised for one Unit of Partnership Interest in TRG (the "TRG Units")) and 5,925 TRG Units. TRG Units, for certain persons including the Reporting Person, may be exchanged for an equal number of shares of Common Stock pursuant to the Issuer's Continuing Offer. The Issuer is the managing general partner of TRG.

         Since such vesting, the Reporting Person is deemed to have acquired 263,344 shares of Common Stock as a result of the vesting of a total of 263,344 additional Incentive Options on the dates of March 9, 1998, March 15, 1998, March 9, 1999 and March 15, 1999.

         In addition, the Reporting Person is deemed to have acquired an additional 547,984 shares of Common Stock as a result of the purchase on November 6, 1998 of 547,945 TRG Units and 547,945 shares of Series B Non-Participating Convertible Preferred Stock for a price of $7,500,000.00 by R&W-TRG LLC (the "LLC"), in which the Reporting Person is a member. Shares of Series B Non-Participating Convertible Preferred Stock are convertible, under certain circumstances, into shares of Common Stock at a ratio of 14,000 to one. Any fractional shares resulting from such conversion shall be paid in cash to the Reporting Person.

         The source of the funds for the LLC's purchase of TRG Units and shares of Series B Non-Participating Convertible Preferred Stock was a loan from Comerica Bank to the LLC. The aggregate amount of borrowing was for the entire purchase price of $7,500,000.00. The debt is evidenced by two promissory notes: one in the amount of $4,500,000.00, the payment of which is guaranteed by the Reporting Person's father, A. Alfred Taubman; and a second note in the amount of $3,000,000.00 which is not guaranteed but which is secured by a pledge of the 547,945 TRG Units purchased by the LLC with the

CUSIP No. 876664103                   13D                      Page 4 of 7 Pages

loan proceeds. A. Alfred Taubman is the Chairman of the Board of the Issuer. Both notes mature on November 6, 2000, require annual payments of principal in an amount based on the amount of cash distributions paid by TRG to the LLC in respect of the TRG Units purchased by the LLC with the proceeds of the loan and, absent an election by the LLC to convert a note to a fixed rate obligation, bear interest at a floating rate based on either the Bank's eurodollar or prime lending rate.

         The foregoing excludes all shares of Common Stock deemed to be owned by the following entities in which the Reporting Person has direct or indirect beneficial interests but has neither voting nor dispositive powers with respect to the shares of Common Stock held: Taubman Realty Ventures, Taub-Co Management, Inc. TRA Partners, and TG Partners Limited Partnership and its subsidiary partnership. The Reporting Person disclaims any beneficial interest in the Common Stock held by or through entities beyond his pecuniary interest in the entities.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares for investment purposes. The Reporting Person intends to review his holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Issuer's business, prospects and financial condition and other developments concerning the Issuer, available opportunities for the Reporting Person to acquire or dispose of the Common Stock or securities convertible into Common Stock, and other factors which may become relevant to his holdings in the future, the Reporting Person may in the future take such actions with respect to his holdings in the Issuer as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock or securities convertible into Common Stock in the open market, the purchase of additional Common Stock or securities convertible into Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock or securities convertible into Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or the sale(s) of Common Stock or securities convertible into Common Stock in privately negotiated transactions to one or more purchasers. As President and Chief Executive Officer of the Issuer, the Reporting Person explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above and below in Item 6, as of the date of this Schedule 13-D, the Reporting Person has no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

CUSIP No. 876664103                   13D                      Page 5 of 7 Pages


                  (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 3,845,709 shares of Common Stock, or 6.7% of the Issuer's outstanding shares of Common Stock, all of which he has a right to acquire as described in Item 3 above. The foregoing percentage is obtained by dividing all shares deemed to be beneficially owned by the Reporting Person (including shares of Common Stock the Reporting Person would have the right to acquire upon exercise of all vested Incentive Options and all shares of Common Stock which may be acquired in exchange for all TRG Units held by him) by the sum of (i) 53,277,693 shares of the Common Stock outstanding as of September 30, 1999 and 2,242 shares of Common Stock which would be received upon conversion of 31,399,913 shares of the Series B Non-Participating Convertible Preferred outstanding as of September 30, 1999, in each case as reported in the Issuer's Quarterly Report on Form 10Q for the quarter ended September 30, 1999; and (ii) 3,845,709 shares of Common Stock which the Reporting Person has the right to acquire as described in Item 3 above. The actual percentage ownership of the Reporting Person is less because the above sum does not include shares of Common Stock which may be acquired upon the exercise of all vested Incentive Options or upon exchange of all outstanding TRG Units held by persons other than the Reporting Person.

         (b) As of the date of this Schedule 13D, the Reporting Person has sole voting and dispositive power with respect to 3,297,725 shares of Common Stock and has shared voting and dispositive power with respect to 547,984 shares of Common Stock. The Reporting Person and his brother, William S. Taubman (who has the same address as the Reporting Person) share voting and dispositive power with respect to such 547,984 shares, which are owned by the LLC in which the Reporting Person and William S. Taubman each have a 50% ownership and voting interest.

         (c) Except for the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions in shares of Common Stock during the past sixty days.

         (d) As noted in Item 3 above, the LLC borrowed the funds to purchase the acquired TRG Units from Comerica Bank. Comerica Bank has the right to receive annual payments of principal under the notes evidencing the loan in an amount based on distributions made by TRG to the LLC in respect of the acquired TRG Units. In addition, should an event of default arise under the $3,000,000.00 promissory note described in Item 3 above, Comerica Bank would have the right to take possession of, sell, transfer and otherwise dispose of the TRG Units owned by the LLC.

         (e)      Not applicable.

CUSIP No. 876664103                   13D                      Page 6 of 7 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described above in Item 3, the Incentive Options for TRG Units are granted under TRG's Incentive Option Plan. The Issuer's chief executive officer makes periodic recommendations regarding grants to the Compensation Committee of the Board, which then approves grants. The exercise price of each Incentive Option is equal to the fair market value of a Unit of Partnership Interest on the date of grant. Generally, an Incentive Option vests in one-third increments on each of the third, fourth and fifth anniversaries of the date of grant, although the Issuer's Compensation Committee of its Board of Directors may allow an exercise at any time more than six months after the date of grant. If the optionee's employment terminates within the first three years for reasons other than death, disability, or retirement, the right to exercise the Incentive Option is forfeited. If the termination of employment is because of death, disability or retirement, the Incentive Option may be exercised in full. In addition, Incentive Options will vest in full in certain circumstances including a change in control of TRG or upon TRG's permanent dissolution. No Incentive Option may be exercised after ten years from the date of grant. In addition to the vested but unexercised Incentive Options reported in Item 3, the Reporting Person holds 65,836 Incentive Options which will vest on March 9, 2000. Upon exercise of an Incentive Option, it is anticipated that substantially all employees, including the Reporting Person, will exchange each underlying TRG Unit for one share of the Issuer's Common Stock under the Continuing Offer described below.

         As noted in Item 3, the Issuer has made a continuing exchange offer to certain holders, including the Reporting Person, of TRG Units and Incentive Options pursuant to which any such holder may exchange each TRG Unit held by him or acquired upon exercise of an Incentive Option for one share of the Issuer's Common Stock.

         As noted in Items 3 and 5 above, the Reporting Person and his brother, William S. Taubman, each hold a 50% equity interest in a limited liability company, R&W-TRG LLC, which in turn holds 547,945 TRG Units and 547,945 shares of Series B Convertible Preferred Stock. Pursuant to the terms of the LLC's Operating Agreement, the Reporting Person has a 50% voting interest and economic interest in the LLC and as a result shares voting and dispositive power with respect to the TRG Units held by it with his brother William. In addition, as more fully described in Item 3 above, the LLC borrowed the amount of the purchase price for such TRG Units from Comerica Bank. All of the 547,945 TRG Units have been pledged to secure the LLC's obligation under its $3,000,000.00 promissory note to Comerica Bank. The remaining portion of the debt incurred by the LLC is guaranteed by A. Alfred Taubman, the Chairman of the Board of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

       1. The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as Amended and Restated Effective as of September 30, 1997.

       2. Amended and Restated Continuing Offer, dated as of September 30, 1997.

       3. Articles of Organization and Operating Agreement of R&W-TRG LLC.

       4. Promissory Note, dated November 6, 1998, made by R&W-TRG LLC, as Borrower, to Comerica Bank in the principal amount of $4,500,000.00.

       5. Guaranty dated November 6, 1998 in favor of Comerica Bank by A. Alfred Taubman and the A. Alfred Taubman Restated Revocable Trust.

CUSIP No. 876664103                   13D                      Page 7 of 7 Pages


       6. Promissory Note, dated November 6, 1998, made by R&W-TRG LLC, as Borrower, to Comerica Bank in the principal amount of $3,000,000.00.

       7. Security Agreement (Partnership Interest), dated November 6, 1998, by and between R&W-TRG LLC and Comerica Bank.

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 2000


/s/ Robert S. Taubman
-------------------------------
By:  Robert S. Taubman

                                                                       EXHIBIT 1

                  THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP
                           1992 INCENTIVE OPTION PLAN

          (As Amended and Restated Effective as of September 30, 1997)


                                    Article 1
                Background, Amendment and Restatement, and Term.

     1.1 Background. THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP, a Delaware limited partnership (including any successor thereto, "TRG") was formed for the purposes of, among other things, owning, operating, acquiring, developing, redeveloping, expanding, leasing, managing, financing and refinancing, disposing of, and generally dealing with, regional retail shopping centers and opportunities to develop regional retail shopping centers (and interests therein). TRG has engaged the Manager, on an exclusive basis, to provide various services, including management, leasing, development, acquisition, and administrative services, to TRG.

     1.2 Original Plan. TRG adopted The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan (the "Original Plan") effective as of November 20, 1992, to provide incentives to employees of the Manager to remain in the employ of the Manager for the benefit of TRG, to encourage proprietary interest in TRG, and to attract new employees with outstanding qualifications to serve the Manager on behalf of TRG.

     1.3 Amended and Restated Plan. The Original Plan is hereby amended and restated effective as of September 30, 1997 and is referred to hereinafter as the "Plan".

     1.4 Term. The Plan will remain in effect until terminated or abandoned by action of the Partnership Committee in accordance with the Partnership Agreement.

                                    Article 2
                                   Definitions

     In the Plan, whenever the context so indicates, the singular or plural number, and the masculine, feminine or neuter gender shall each be deemed to include the other, the terms "he," "his," and "him" shall refer to an Optionee, and the capitalized terms shall have the following meanings:

     2.1 "Articles of Incorporation" means the Amended and Restated Articles of Incorporation of the Company, as the same may be amended from time to time.

     2.2 "Beneficiary" means (i) an individual, trust, estate, or Family Trust who or which, by will or by operation of the laws of descent and distribution, succeeds to the rights and obligations of an Optionee under the Plan and the Option Agreement upon the Optionee's death; or (ii) an individual who, as a result of designation by an Optionee, succeeds to the rights and obligations of such Optionee under the Plan and the Option Agreement upon such Optionee's death.

     2.3 "Board of Directors" means the Board of Directors of the Company.

     2.4 "Business Day" means any Day on which the New York Stock Exchange is open for trading.

     2.5 "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

     2.6 "Common Stock" means the common stock of the Company, par value $.01 per share.

     2.7 "Company" means Taubman Centers, Inc., a Michigan corporation.

     2.8 "Compensation Committee" means the Compensation Committee established for TRG pursuant to the Partnership Agreement.

     2.9 "Continuing Offer" means the Continuing Offer, as amended and restated effective as of September 30, 1997, by the Company to certain holders of Units of Partnership Interest and Incentive Options to exchange, subject to certain restrictions, Units of Partnership Interest (or the right, without condition, to receive Units of Partnership Interest pursuant to the Plan) for shares of Common Stock.

     2.10 "Date of Exercise", means with respect to an Incentive Option, the Business Day immediately preceding the date on which such Incentive Option is exercised pursuant to the Plan.

     2.11 "Date of Grant", means with respect to an Incentive Option, the Business Day immediately preceding the date on which the Compensation Committee grants such Incentive Option pursuant to the Plan.

     2.12 "Day" means each calendar day, including Saturdays, Sundays, and legal holidays; provided, however, that if the Day on which a period of time for consent or approval or other action ends is not a Business Day, such period shall end on the next Business Day.

     2.13 "Disability" or "Disabled" means, with respect to an Employee, a physical or mental condition resulting from any medically determinable physical or mental impairment that renders such Employee incapable of engaging in any substantial gainful employment and that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than three hundred sixty-five (365) Days. Notwithstanding the foregoing, an Employee shall not be deemed to be Disabled as a result of any condition that:

               (a) was contracted, suffered, or incurred while such Employee was engaged in, or resulted from such Employee having engaged in, a felonious activity;

               (b) resulted from an intentionally self-inflicted injury or an addiction to drugs, alcohol, or substances which are not administered under the direction of a licensed physician as part of a medical treatment plan; or

               (c) resulted from service in the Armed Forces of the United States for which such Employee received a disability benefit or pension from the United States, or from service in the armed forces of any other country irrespective of any disability benefit or pension.

The Disability of an Employee and the date upon which an Employee ceases to be employed by reason of Disability shall be determined by the Compensation Committee, upon the recommendation from the Manager, in accordance with uniform principles consistently applied, upon the basis of such evidence as the Compensation Committee and the Manager deem necessary and desirable, and its good faith determination shall be conclusive for all purposes of this Plan and the relevant Option Agreement. The Compensation Committee or the Manager shall have the right to require an Employee to submit to an examination by a physician or physicians and to submit to such reexaminations as the Compensation Committee or the Manager shall require in order to make a determination concerning the Employee's physical or mental condition; provided, however, that (i) an Employee may not be required to undergo a medical examination more often than once each one hundred eighty (180) Days nor at any time after the normal date of the Employee's Retirement, and (ii) the fees and expenses of any such medical examination(s) shall be considered expenses of administering the Plan. If any Employee engages in any occupation or employment (except for rehabilitation as determined by the Compensation Committee, upon the recommendation from the Manager) for remuneration or profit, which activity would be inconsistent with the finding of Disability, or if the Compensation Committee, upon the recommendation from the Manager, determines on the basis of a medical examination that an Employee no longer has a Disability, or if an Employee refuses to submit to any medical examination properly requested by the Compensation Committee or the Manager, then in any such event, the Employee shall be deemed to have recovered from such Disability.

      2.14 "Effective Date" means September 30, 1997. The effective date of the Original Plan was November 20, 1992.

      2.15 "Employee" means an individual who is and continues to be employed (within the meaning of Section 3401 of the Code and the regulations promulgated thereunder) by the Manager or a Manager Entity. An Employee shall cease to be an Employee upon the voluntary or involuntary termination of his employment with the Manager or a Manager Entity (as such terms are defined in Sections
 2.26 and 2.27 hereof) for any reason, including death, Disability, Retirement, or with or without cause. Transfers of employment between the Manager and a Manager Entity, or between Manager Entities, shall not affect an individual's status as an Employee for purposes of the Plan and shall not be treated as a cessation of employment provided that the cessation of employment with the Manager or a Manager Entity is immediately followed by employment with the Manager or another Manager Entity. Whether an authorized leave of absence, or an absence due to military or government service, Disability, or any other reason, constitutes a cessation of employment shall be determined by the Compensation Committee, upon the recommendation from the Manager.

      2.16 "Exercise Price", means with respect to an Incentive Option, the price at which an Optionee may exercise his Incentive Option to acquire one or more Units of Partnership Interest which are the subject of such Optionee's Incentive Option, and in accordance with the following provisions:

                (a) Incentive Options Granted prior to or at the time of the Initial Public Offering: The Exercise Price shall be equal to $11.139 for each Unit of Partnership Interest subject to an Incentive Option granted prior to or at the time of the Initial Public Offering.

                (b) Incentive Option Granted After November 20, 1992 but prior to September 30, 1997: The Exercise Price shall be equal to the Fair Market Value of each Unit of Partnership Interest (as defined in the Original Plan) determined as of the Date of Grant, divided by 1975.08 (rounding the quotient up to the nearest 1/10th cent) for each Unit of Partnership Interest subject to an Incentive Option granted on any date after November 20, 1992 but prior to September 30, 1997.

                (c)  Incentive Options Granted on or after September 30, 1997:
                     The Exercise Price shall be equal to the Fair Market Value of each Unit of Partnership Interest (as defined in Section 2.18) determined as of the Date of Grant, for each Unit of Partnership Interest subject to an Incentive Option granted on any date on or after September 30, 1997.

      2.17 "Fair Market Value of the Common Stock" means the per share value of the Common Stock on the Valuation Date, and is determined as follows:

                (a) If the Common Stock is listed or admitted for trading on any national securities exchange, the Fair Market Value of the Common Stock is the closing price per share on such exchange on such Valuation Date (or, if listed on more than one exchange, the principal said exchange).

                (b) If the Common Stock is not traded on any national securities exchange, but is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ System) or any similar system of automated dissemination of quotations of prices in common use, the Fair Market Value of the Common Stock is the price per share equal to the mean between the closing high bid and the closing low bid on such system on such Valuation Date.

                (c) If neither paragraph (a) nor paragraph (b) of this definition is applicable, the Fair Market Value of the Common Stock is the fair market value per share, on such Valuation Date, as determined by the Board of Directors (or by the Partnership Committee if the Board of Directors does not, for any reason, provide such determination), in good faith and in accordance with uniform principles consistently applied.

      2.18 "Fair Market Value of each Unit of Partnership Interest" means, with respect to an Incentive Option, the value of a Unit of Partnership Interest that is the subject of an Incentive Option granted on or after September 30, 1997 and is equal to the Fair Market Value of the Common Stock.

      2.19 "Family Trust" means, with respect to an Optionee, a trust for the benefit of such Optionee or for the benefit of any member or members of such Optionee's Immediate Family, or for the benefit of such Optionee and any member or members of such Optionee's Immediate Family (for the purpose of determining whether or not a trust is a Family Trust, the fact that one or more of the beneficiaries (but not the sole beneficiary) of the trust includes a Person or Persons, other than a member of such Optionee's Immediate Family, entitled to a distribution after the death of the settlor if he, she, it, or they shall have survived the settlor of such trust, which distribution is to be made of something other than a Partnership Interest and/or includes an organization or organizations exempt from federal income taxes pursuant to the provisions of
 Section 501(a) of the Code and described in Section 501(c)(3) of the Code, shall be disregarded); provided, however, that a trust will be a "Family Trust" hereunder only if the trustee or trustees of such Family Trust shall be solely such Optionee, a member or members of such Optionee's Immediate Family, a responsible financial institution and/or an attorney who is a member of the Bar of any State in the United States and/or an individual or individuals approved by the Partnership Committee.

      2.20 "Fractional Unit" means less than one Unit of Partnership Interest.

      2.21 "Immediate Family" means, with respect to an Optionee, (i) such Optionee's spouse (former or then current), (ii) such Optionee's parents and grandparents, and (iii) ascendants and descendants (natural or adoptive, of the whole or half blood) of such Optionee's parents or of the parents of such Optionee's spouse (former or then current).

      2.22 "Impermissible Holder" is defined in Section 7.17 hereof.

      2.23 "Incentive Option" means an option granted pursuant to the Plan to acquire one (1) or more Units of Partnership Interest, general and/or limited.

      2.24 "Incumbent Board" is defined in Section hereof.

      2.25 "Initial Public Offering" or "IPO" means the initial public offering of shares of Common Stock pursuant to the Company's first effective registration statement for the sale to the public of such Common Stock filed under the Securities Act of 1933, as amended.

      2.26 "Manager" means TTC, or such other Person who has by written contract with TRG agreed to provide management, administration, leasing, and development services for the properties of TRG.

      2.27 "Manager Entity" means a Person in which the Manager, or one or more of the Persons possessing a beneficial interest in the Manager, possesses a beneficial interest and which Person has agreed to provide personnel, management, administration, leasing and/or development or other services for the properties of TRG, or to the Manager for the benefit of TRG, or for TRG itself.

      2.28 "Option Agreement" is defined in Section hereof.

      2.29 "Optionee" means an Employee or a former Employee who has received an Incentive Option.

      2.30 "Original Plan" means The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan effective as of November 20, 1992.

      2.31 "Partnership Agreement" means The Amended and Restated Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership, as the same has been or may be amended and/or supplemented.

      2.32 "Partnership Committee" means the Partnership Committee and the Executive Committee established for TRG pursuant to the Partnership Agreement.

      2.33 "Partnership Interest" means an interest, as a Partner, in TRG, as such terms are defined in the Partnership Agreement.

      2.34 "Partnership Interest Certificate" is defined in Section hereof.

      2.35 "Person" or "Persons" means an individual, a partnership (general or limited), corporation, joint venture, business trust, cooperative, association, or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary), an estate of a deceased, insane, or incompetent person, a quasi-governmental entity, a government or any agency, authority, political subdivision, or other instrumentality thereof, or any other entity.

      2.36 "Plan" means The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan as amended and restated effective as of September 30, 1997, as the same may be amended from time to time.

      2.37 "Retirement" means the termination of employment by an Employee after the attainment of the age of sixty-five (65) years or upon such earlier date as required by local law or as otherwise determined by the Compensation Committee, upon the recommendation from the Manager.

      2.38 "Special Incentive Options" means those Incentive Options granted for the purpose of converting amounts previously granted to eligible employees under The Taubman Company, Inc. Long Term Management Incentive Plan into Incentive Options under this Plan. All references and provisions in the Plan applicable to Incentive Options shall include and apply equally to Special Incentive Options unless expressly provided otherwise.

      2.39 "Transfer" means any assignment, sale, transfer, conveyance, mortgage or other encumbrance, pledge, or other disposition or act of alienation, whether voluntary or involuntary, or by operation of law.

      2.40 "Termination for Cause" means termination of employment by reason of an Optionee's action or repeated acts, including without limitation, the commission of a felony, fraud, or wilful misconduct, which has resulted, or is likely to result, in material damage to the Manager, a Manager Entity, or TRG, as the Compensation Committee, upon the recommendation from the Manager, may conclusively determine.

      2.41 "TRG" means The Taubman Realty Group Limited Partnership, a Delaware limited partnership, or any successor thereto.

      2.42 "TTC" means The Taubman Company Limited Partnership, a Delaware limited partnership.

      2.43 "Units of Partnership Interest" means the units into which Partnership Interests are divided.

      2.44 "Valuation Date" means, with respect to an Incentive Option, the Date of Grant of such Incentive Option or the Date of Exercise, as applicable. Whenever reference is made to a Valuation Date, it shall mean, with respect to the Common Stock, the price at the close of trading on such Valuation Date, and with respect to any other item, midnight in Detroit, Michigan at the end of such Valuation Date.

                                    Article 3
                                 Administration.

      3.1 Administration. The Plan shall be administered by the Compensation Committee in accordance with this Article 3. Except as otherwise provided in the Partnership Agreement or this Plan and except as otherwise expressly reserved to the Partnership Committee in the Plan or in the Partnership Agreement, the Compensation Committee shall have the sole discretionary authority (i) to select the Employees who are to be granted Incentive Options under the Plan, (ii) to determine the number of Units of Partnership Interest in TRG to be optioned to an Employee, (iii) to authorize the granting of Incentive Options, (iv) to interpret the Plan, (v) to establish and modify administrative rules for the Plan, (vi) to impose such conditions and restrictions on Incentive Options as it determines appropriate, (vii) to execute Option Agreements, (viii) to cancel Incentive Options and to substitute new Incentive Options with the consent of an Optionee, and (ix) to take any other actions in connection with the Plan and the Incentive Options and to make all determinations under the Plan as it may deem necessary or advisable.

      It is anticipated that the Compensation Committee will act upon a recommendation from the Manager in exercising the discretion granted to the Compensation Committee under the Plan. Action taken or not taken by the Compensation Committee on one or more occasions shall be without obligation to take or not take such action on any other occasion(s).

      The Compensation Committee may, subject to the provisions of the Partnership Agreement, delegate to one or more Persons any of its powers, other than its power to authorize the granting of Incentive Options, hereinbefore, hereinafter, or pursuant to the Partnership Agreement provided or conferred, or designate one or more Persons to do or perform those matters to be done or performed by the Compensation Committee, including administration of the Plan. Any Person or Persons delegated or designated by the Compensation Committee shall be subject to the same obligations and requirements imposed on the Compensation Committee and its members under the Plan and the Partnership Agreement.

      Notwithstanding the foregoing provisions of this Section 3.1, any selection of an officer or director of the Company to be granted an Incentive Option under the Plan, and any decisions concerning the timing, pricing, and amount of a grant to an officer or director of the Company, in the event such officer or director is subject to the provisions of Section 16 of the Securities Exchange Act of 1934 at the time of grant, shall be made solely by those members of the Compensation Committee, but in no event fewer than two, who are "disinterested persons" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. In view of the fact that, subject to certain restrictions, the Units of Partnership Interest acquired upon exercise of an Incentive Option may be exchanged, pursuant to the Continuing Offer, for shares of Common Stock, all grants of Incentive Options to such officers and directors of the Company must further be confirmed by a committee of two or more disinterested directors of the Company (which confirmation shall be deemed made if such disinterested directors who serve on such committee of the Board of Directors also serve on the Compensation Committee).

      3.2 Expenses of Administration. TRG shall pay all costs and expenses of administering the Plan.

      3.3 Indemnification. The Compensation Committee, members of the Compensation Committee, and each Person or Persons designated or delegated by the Compensation Committee, and the Manager and each Manager Entity and the shareholders, directors and officers of the Manager and each Manager Entity shall be entitled to indemnification and reimbursement from TRG for any action or any failure to act in connection with services performed by or on behalf of the Compensation Committee for the benefit of TRG to the fullest extent provided or permitted by the Partnership Agreement and by any insurance policy or other agreement intended for the benefit of the Compensation Committee, or by any applicable law.

                                    Article 4
             Units of Partnership Interest Available Under the Plan

      4.1 Units of Partnership Interest Available. Incentive Options may be granted by TRG under the Plan from time to time to purchase an aggregate Eight Million, Eight Hundred Eighty- Seven Thousand, Eight Hundred Sixty (8,887,860) Units of Partnership Interest, as said number may be increased by the action of the Partnership Committee.

      4.2 Units of Partnership Interest Subject to Terminated or Expired Incentive Options. In the event that an outstanding Incentive Option is surrendered, expires or is terminated for any reason before it shall have been fully exercised, then all Units of Partnership Interest in TRG formerly subject to such Incentive Option shall again be available for any Incentive Option subsequently granted under the Plan.

      4.3 Adjustments. In the event of any change in the Units of Partnership Interest by reason of merger, or by reason of a division or combination of Units of Partnership Interest, or otherwise, the number and kind of Units of Partnership Interest which may thereafter be optioned and sold under the Plan, the number and kind of Units of Partnership Interest subject to option and outstanding Option Agreements, and the Exercise Price per Unit of Partnership Interest, shall be appropriately adjusted in a manner consistent with such change, as the Compensation Committee may deem equitable.

                                    Article 5
                                  Participation

      All Employees shall be eligible to receive grants of Incentive Options under the Plan. The Optionees shall be such individuals as the Compensation Committee may select, upon the recommendation from the Manager, from among the Employees (who may include executive officers of the Manager), and shall be based upon the expected future contribution of such Employee to the Manager for the benefit of TRG.

                                    Article 6
                                Incentive Options

      6.1 Power to Grant Incentive Options. The Compensation Committee may grant to such Employees as the Compensation Committee may select, in accordance with
 Article 5 hereof, Incentive Options entitling the Optionee to purchase Units of Partnership Interest from TRG in such quantity, exercisable at an Exercise Price equal to the Fair Market Value of the Units of Partnership Interest determined as of the Date of Grant, and on such terms and subject to such conditions not inconsistent with the terms of the Plan, as may be established by the Compensation Committee. No Incentive Option covering a Fractional Unit shall be granted under the Plan.

      6.2 Modification, Extension, and Renewal of Incentive Options. Subject to the approval of the Partnership Committee, the Compensation Committee may modify, extend, or renew outstanding Incentive Options, or accept the cancellation or surrender of outstanding Incentive Options (to the extent not previously exercised) for the granting of new Incentive Options in substitution therefor. Notwithstanding the foregoing, no modification of an Incentive Option shall, without the consent of the Optionee, alter or impair any rights or obligations under any Incentive Option previously granted.

      6.3 Optionee to Have No Rights as a Partner. An Optionee shall have no rights as a partner in TRG with respect to the Units of Partnership Interest made subject to an Incentive Option unless and until such Optionee exercises such Incentive Option, is admitted as a partner in TRG, and is issued a Partnership Interest Certificate evidencing his Units of Partnership Interest. No adjustments shall be made for distributions, allocations, or other rights with respect to any Units of Partnership Interest prior to the last to occur of the foregoing events specified in this Section 6.3.

                                    Article 7
                    Terms and Conditions of Incentive Options

      7.1 Option Agreements. The terms of any Incentive Option shall be as set forth in a written incentive option agreement (an "Option Agreement") in such form as the Compensation Committee shall from time to time determine. Each Option Agreement shall comply with and be subject to the terms and conditions of the Plan, the Partnership Agreement, and such other terms and conditions as the Compensation Committee may deem appropriate. No Person shall have any rights under any Incentive Option granted under the Plan unless and until TRG and the Optionee have executed an Option Agreement setting forth the grant and the terms and conditions of the Incentive Option.

      7.2 Plan Provisions Control Incentive Option Terms. The terms of the Plan shall govern all Incentive Options granted under the Plan, and in no event shall the Compensation Committee have the power to grant any Incentive Option under the Plan which is contrary to any of the provisions of the Plan. In the event that any provision of an Incentive Option granted under the Plan shall conflict with any term in the Plan as constituted on the Date of Grant of such Incentive Option, the term in the Plan constituted on the Date of Grant of such Incentive Option shall control.

      7.3 Conditions for Exercise (Vesting). Except with respect to Special Incentive Options or in the case of the death, Disability, or Retirement of an Optionee, and subject to the provisions of Sections 7.6, 8.3, and 8.4 hereof, no part of an Incentive Option granted under the Plan may be exercised until the Optionee has completed three (3) years of employment with the Manager after the Date of Grant of such Incentive Option. Except with respect to Special Incentive Options or in the case of the death, Disability, or Retirement of an Optionee, and provided that an Optionee has completed three (3) years of employment with the Manager after the Date of Grant of such Incentive Option, such Incentive Option shall become exercisable (i.e., it shall "vest") as follows:

                (a) Subject to paragraph (d) below of this Section 7.3, each Incentive Option (other than a Special Incentive Option) granted under this Plan shall become exercisable (i) on the third (3rd) anniversary date of the Date of Grant of such Incentive Option, to the extent of one-third (1/3) of the Units of Partnership Interest made subject to such Incentive Option; (ii) on the fourth (4th) anniversary date of the Date of Grant of such Incentive Option, to the extent of an additional one-third (1/3) of the Units of Partnership Interest made subject to such Incentive Option; and (iii) on the fifth (5th) anniversary date of the Date of Grant, to the extent of all of the Units of Partnership Interest made subject to such Incentive Option.

                (b) The vesting and exercise of Special Incentive Options shall be determined under the terms of the Original Plan.

                (c) For purposes of this Section 7.3, in determining the "Units of Partnership Interest made subject to such Incentive Option," account shall be taken of any adjustments made to the Units of Partnership Interest as described in Section 4.3 hereof after the Date of Grant of the Incentive Option, such that the number of Units of Partnership Interest with respect to which an Optionee's Incentive Option is vested shall be redetermined at the time of an adjustment, and the number of Units of Partnership Interest with respect to which an Optionee's Incentive Option becomes vested on any anniversary date shall be determined by reference to the number of Units of Partnership Interest then subject to such Incentive Option, taking any adjustments previously made into account.

                (d) An Optionee may exercise all or any portion of an Incentive Option, to the extent vested; however, Incentive Options may not be exercised over less than one (1) Unit of Partnership Interest. If, as a result of the vesting provisions of Section 7.3(a), the Units of Partnership Interest with respect to which an Optionee's Incentive Option(s) become exercisable include a Fractional Unit, then the exercisable Options shall be rounded down to cover whole Units only.

      7.4 Conversion of Incentive Options Granted Prior to September 30, 1997. In connection with the division of Units of Partnership Interest effective September 30, 1997, the number of Units of Partnership Interest subject to all unexercised and outstanding Incentive Options granted prior to September 30, 1997 shall be increased (effective as of September 30, 1997) by a factor of 1,975.08, rounding up to the next whole Unit if the product would otherwise include a Fractional Unit.

      7.5 Expiration Date. Notwithstanding any other provision of the Plan, no Incentive Option shall be exercisable after the tenth (10th) anniversary of the Date of Grant.

      7.6 Acceleration of Exercise Time. Notwithstanding anything to the contrary in the Plan, including Sections 7.3, 7.7 and 7.8 hereof, the Compensation Committee, in its discretion, upon the recommendation from the Manager, may allow the exercise, in whole or in part, at any time more than six
 (6) months after the Date of Grant, as determined by the Compensation Committee, of any Incentive Option held by an Optionee, which Incentive Option has not previously become exercisable.

      7.7 Termination of Employment (Except by Death, Disability, or Retirement) Within Three Years After Date of Grant. Except in the case of the death, Disability, or Retirement of an Optionee, if an Optionee ceases to be an Employee for any reason within three (3) years after the Date of Grant to such Optionee of an Incentive Option under the Plan, such Optionee's right to exercise such Incentive Option or any part thereof shall be forfeited immediately and permanently.

      7.8 Termination of Employment (Except by Death, Disability, or Retirement) More Than Three Years After Date of Grant. Except in the case of the death, Disability, or Retirement of an Optionee, if an Optionee ceases to be an Employee for any reason more than three (3) years after the Date of Grant to such Optionee of an Incentive Option under the Plan, such Optionee shall have the right, subject to the restrictions of Sections 7.5, 7.17 and 7.18 hereof, to exercise such Incentive Option, in full or in part, at any time within ninety (90) Days after his cessation of employment, but only to the extent that, on the date of such cessation of employment, such Optionee's right to exercise such Incentive Option had vested pursuant to the terms of Section 7.3 hereof and the applicable Option Agreement and had not previously been exercised.

      7.9 Termination for Cause. Notwithstanding the preceding Sections of this
 Article 7, including without limitation Sections 7.3 and 7.8 hereof, an Incentive Option shall cease to be exercisable and shall be forfeited immediately and permanently on the date of an Optionee's cessation of employment if such cessation is a Termination For Cause (as defined in Section
 2.40 hereof).

      7.10 Death of Optionee. If an Optionee dies while an Employee and without having fully exercised his Incentive Option(s), then any outstanding Incentive Option(s) of such Optionee shall vest immediately and fully, and the executor, administrator, or other personal representative of the Optionee's estate, or the trustee of any Family Trust receiving such Incentive Option(s) as a result of such Optionee's death, or any heir, successor, assign, or other transferee of the Optionee receiving such Incentive Option(s) by will or by the laws of descent and distribution, shall have the right, subject to the restrictions of Sections 7.5, 7.17 and 7.18 hereof, to exercise such Incentive Option(s) to acquire the Units of Partnership

Interest in TRG made subject to such Incentive Option(s), in full or in part, at any time within seven hundred thirty (730) Days after the Optionee's death.

       7.11 Disability of Optionee. If an Optionee who ceases to be an Employee at any time by reason of Disability has not fully exercised his Incentive Option(s), then any outstanding Incentive Option(s) of such Optionee shall vest immediately and fully, and such Optionee or his guardian or other legal representative, shall have the right, subject to the restrictions of Sections 7.5, 7.17 and 7.18 hereof, to exercise such Incentive Option(s) to acquire the Units of Partnership Interest in TRG made the subject of such Incentive Option(s), in full or in part, at any time prior to the tenth (10th) anniversary date of the Date of Grant.

       7.12 Retirement of Optionee. If an Optionee who ceases to be an Employee at any time by reason of Retirement has not fully exercised his Incentive Option(s), then any Incentive Option(s) of such Optionee shall vest immediately and fully, and such Optionee shall have the right, subject to the restrictions of Sections 7.5, 7.17 and 7.18 hereof, to exercise such Incentive Option(s) to acquire the Units of Partnership Interest in TRG made the subject of such Incentive Option(s), in full or in part, at any time prior to the tenth (10th) anniversary date of the Date of Grant.

       7.13 Exercise Procedures. Each Incentive Option granted under the Plan shall be exercised by written notice to the Compensation Committee, which notice must be received by the Compensation Committee on or before the earlier of (i) the date such Incentive Option expires pursuant to Section 7.5 hereof, and (ii) the last date on which such Incentive Option may be exercised as provided in Sections 7.7 through 7.12 and in Section 8.3 hereof.

       7.14 Payment of the Exercise Price. The purchase price for each Unit of Partnership Interest in TRG to be purchased upon exercise of an Incentive Option granted under the Plan shall be paid in full in cash by the Optionee pursuant to the Option Agreement and in an amount equal to the Exercise Price.

       7.15 Taxes. TRG or the Manager, or a Manager Entity, as the case may be, shall be entitled, if the Compensation Committee deems it necessary or desirable, to withhold (or secure payment from an Optionee or Beneficiary in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by TRG or the Manager with respect to any amount payable and/or Units of Partnership Interest issuable under such Optionee's Incentive Option, and TRG may defer payment or issuance of the Units of Partnership Interest upon such Optionee's exercise of an Incentive Option unless indemnified to its satisfaction against any liability for such tax. The amount of any such withholding shall be determined by the Compensation Committee.

       7.16 Surrender of Incentive Options. Any Incentive Option granted under the Plan may be surrendered to TRG for cancellation on such terms as the Compensation Committee and the Optionee agree, including, but not limited to, terms which provide that upon such surrender TRG shall pay to the Optionee cash or, subject to the provisions of Section 7.17 hereof, Units of Partnership Interest, or a combination of cash and Units of Partnership Interest.

       7.17 Prohibition Against Exercise of Incentive Option. In the event that an Optionee properly exercising an Incentive Option as provided in the Plan, or any other Person properly exercising an Incentive Option as provided in the Plan, is not a Person to whom a Partner (as that term is defined in the Partnership Agreement) would be permitted to Transfer all or any portion of its Partnership Interest, as provided in Section 8.1(b) of the Partnership Agreement (such Optionee or other Person being hereinafter referred to as an "Impermissible Holder"), then such Impermissible Holder shall nevertheless be permitted to exercise such Incentive Option as provided in Sections 7.3 through 7.12 and in Sections 8.2 and 8.4 hereof, by complying with the procedures provided in Sections 7.13 and 7.15 hereof and by paying or causing to be paid to TRG the Exercise Price pursuant to
Section 7.14, but such Impermissible Holder shall not be issued Unit(s) of Partnership Interest but shall, instead, and at the same time, receive shares of Common Stock pursuant to and subject to the terms and conditions of the Continuing Offer.

       7.18 Prohibition Against Exercise of Option within Six (6) Months of Date of Grant. Notwithstanding any other provision of the Plan (including Sections
8.3 and 8.4 hereof), no Incentive Option which, but for this Section 7.18 is exercisable, shall be exercised within six (6) months from the Date of Grant.

                                   Article 8
           Amendment and Termination of the Plan; Dissolution of TRG

       8.1 Amendment of the Plan. The Compensation Committee, with the approval or at the direction of the Partnership Committee, may from time to time suspend or discontinue the Plan or revise or amend the Plan in any respect whatsoever. In addition, the Compensation Committee, with the approval or at the direction of the Partnership Committee and the Company, may cause the Company to adopt an incentive option plan in replacement of the Plan whereby options to purchase shares of Common Stock of the Company are granted to Employees. In such event, all outstanding Incentive Options shall be adjusted to be consistent with the terms and provisions of the Plan and the Continuing Offer, and in such manner as the Compensation Committee may deem equitable or as may be required pursuant to applicable law; provided, however, that except with the written consent of an Optionee or as otherwise specifically provided herein with respect to a replacement plan, no amendment or suspension of the Plan shall alter or impair any Incentive Option previously granted to such Optionee under the Plan.

       8.2 Termination of the Plan. The Compensation Committee, with the approval or at the direction of the Partnership Committee, shall have the right and power to terminate the Plan at any time, and no Incentive Option shall be granted under the Plan after the termination of the Plan. Except as otherwise provided in Section 8.3 hereof, the termination of the Plan shall not have any other effect, and any Incentive Option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan, at any time prior to the expiration date of such Incentive Option and to the same extent and subject to the same terms and conditions, as provided in Article 7 hereof, that would have applied to such Incentive Option if the Plan had not been terminated.

       8.3 Dissolution of TRG. The dissolution of TRG (provided that TRG is not reconstituted as provided in the Partnership Agreement) shall automatically and without further action cause the Plan to terminate and each outstanding Incentive Option which is not yet vested to vest immediately and fully. Each Optionee holding an outstanding Incentive Option which is then, or by reason of the dissolution of TRG has become, vested and exercisable, as set forth in Article 7 hereof, shall receive written notice of the dissolution of TRG and shall have fifteen (15) Days from the receipt of such written notice of dissolution to exercise such Optionee's Incentive Option(s) by delivering written notice of such exercise as provided in Section 7.13 hereof and by paying or causing to be paid to TRG the Exercise Price. Except as otherwise provided in this Section 8.3, any Incentive Option exercised upon dissolution shall be exercisable only as provided under the Plan and shall continue to be subject to all of the terms and conditions of the Plan. The grant of any Incentive Option pursuant to the Plan shall not affect in any way the right or power of TRG to make changes to its business structure, or to merge, dissolve, or terminate, or to sell or transfer any or all of its assets.

       8.4 Termination of Management Contract/Change of Control Event. Upon the termination of the Master Services Agreement (as defined in the Partnership Agreement) between TRG and the Manager, for any reason, or upon the occurrence of either of the following events (a "change of control" event), all Incentive Options previously granted under the Plan shall vest immediately and fully, but shall otherwise be exercisable only as provided under the Plan and shall continue to be subject to all of the terms and conditions of the Plan. For purposes of this Section 8.4, a "change of control" event means:

                (a) The acquisition of beneficial ownership of Units of Partnership Interest in TRG entitling the Person acquiring such beneficial ownership to appoint a majority of the members of the Partnership Committee, if such Person was not, at the time of the Initial Public Offering, a Partner of TRG (as identified in the Preamble to the Partnership Agreement); or

                (b) If, at such time as the Company obtains the right to appoint a majority of the members of the Partnership Committee, or at any time thereafter, at least a majority of that number of the individuals who constitute the Board of Directors are not, or cease for any reason to be, the same individuals who constituted the Board of Directors immediately after the consummation of the Initial Public Offering (the "Incumbent Board"); provided, that any individual becoming a director after the Initial Public Offering whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall, for the purposes of this clause (b), be considered as though such individual were a member of the Incumbent Board.

                                   Article 9
                   Compliance With Other Laws and Regulations

       9.1 Exemption or Qualification. The Plan, the grant and exercise of Incentive Options under the Plan, and the obligation of TRG to sell and deliver Units of Partnership Interest under such Incentive Options shall be subject to all applicable federal and state laws, rules, and regulations and to such approvals by any government or regulatory agency as may be required. TRG shall not be required to issue or deliver any Partnership Interest Certificates for Units of Partnership Interest prior to such time as there is an appropriate exemption available from the registration or qualification requirements for such Units of Partnership Interest under any federal or state law, or any ruling or regulation of any government body which TRG shall, in its discretion, determine to be necessary or advisable. Any determination by TRG and its counsel in connection with any of the matters set forth in this Section 9.1 shall be conclusive and binding on all Persons.

       9.2 Representation. The Compensation Committee may require that any Person who is granted an Incentive Option under the Plan represent and agree in writing that if the Units of Partnership Interest made subject to the Incentive Option are issuable under an exemption from registration requirements, the Units of Partnership Interest will be "restricted" securities which may be resold only in compliance with the applicable securities laws, and that such Person is acquiring the Units of Partnership Interest issued upon exercise of an Incentive Option for investment and not with a view toward distribution.

                                   Article 10
                  Disposition of Units of Partnership Interest

       10.1 Limitations on Transfer. An Optionee's rights and interests under the Plan may not be assigned or transferred other than by will or the laws of descent and distribution, and during the lifetime of an Optionee, only the Optionee personally (or the Optionee's personal representative) may exercise the Optionee's rights under the Plan. An Optionee's Beneficiary may exercise the Optionee's rights to the extent they are exercisable under the Plan following the death of the Optionee. Notwithstanding any other provision of the Plan to the contrary, an Optionee's rights and interests under the Plan shall vest in the Company upon the Optionee's exercise of the Incentive Option, acceptance of the Continuing Offer, and payment of the Exercise Price as described in Section
7.17 hereof.

       10.2 Partnership Interest Certificates. Units of Partnership Interest shall be represented by a certificate of TRG (a "Partnership Interest Certificate"). Each Partnership Interest Certificate shall bear the following legend:

                The Unit(s) of Partnership Interest represented by this certificate is (are) subject to and transferable only in compliance with the Amended and Restated Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership, as the same may be amended and/or supplemented from time to time (the "Partnership Agreement"), a copy of which is on file at the office of The Taubman Realty Group Limited Partnership. Any assignment, sale, transfer, conveyance, mortgage, or other encumbrance, pledge, granting of an Option or proxy, or other disposition or act of alienation, whether voluntary or involuntary, or by operation of law, in respect of a Unit of Partnership Interest made other than as permitted in the Partnership Agreement shall be null and void and have no force or effect whatsoever.

       In addition, Partnership Interest Certificates evidencing Units of Partnership Interest acquired under the Plan pursuant to an unregistered transaction shall bear the following restrictive legend and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law:


                The sale of the Unit(s) of Partnership Interest represented by this certificate has not been registered under the

                Securities Act of 1933 (the "Act"). Any transfer of such Unit(s) of Partnership Interest will be invalid unless a registration statement under the Act is in effect as to such transfer, or, in the opinion of counsel for the Partnership, such registration is unnecessary in order for such transfer to comply with the Act.

 Any determination by TRG and its counsel in connection with any of the matters set forth in this Section 10.2 shall be conclusive and binding on all persons.

                                   Article 11
                               General Provisions

       11.1 No Right to Continued Employment. No Employee or any other Person shall have any claim or right to be granted an Incentive Option under the Plan. Neither the adoption and maintenance of the Plan nor the granting of Incentive Options pursuant to the Plan shall be deemed to constitute a contract of employment between the Manager or TRG or the Company and any Employee or to be a condition of the employment of any Person. The Plan and any Incentive Option granted under the Plan shall not confer upon any Optionee any right with respect to continued employment by the Manager or a Manager Entity, nor shall they interfere in any way with the right of the Manager or a Manager Entity to terminate the employment of any Optionee at any time, and for any reason, with or without cause, it being acknowledged, unless expressly provided otherwise in writing, that the employment of any Optionee is "at will."

       11.2 Dealings with Beneficiaries or Representatives of an Optionee. The Compensation Committee may require such proper proof of death and such evidence of the right of any Person other than an Optionee to exercise any Incentive Option granted under the Plan, as the Compensation Committee deems necessary or advisable. The Compensation Committee's determination of death or Disability and of the right of any Person other than an Optionee to exercise an Incentive Option shall be conclusive. The Compensation Committee, in its discretion, may require from any Person, other than an Optionee, exercising any Incentive Option under the Plan, such security and indemnity as the Compensation Committee, in its discretion, deems necessary or advisable. The issuance of and acceptance of any Units of Partnership Interest and/or of cash (pursuant to Section 7.14) or the issuance and acceptance of Common Stock pursuant to Section 7.17 hereof, shall constitute a complete acquittance and discharge of full liability of TRG, the Manager, each Manager Entity, and the Company under the Plan, and the Compensation Committee shall be entitled to demand a receipt and/or acquittance in full satisfaction of all claims against TRG, the Manager, each Manager Entity, and the Company.

       11.3 Application of Funds. The proceeds received by TRG from the exercise of any Incentive Option to acquire a Unit of Partnership Interest in TRG shall be used for general partnership purposes of TRG.

       11.4 Inspection of Records. Copies of the Plan, records reflecting each Optionee's Incentive Option(s), and any other documents and records that an Optionee is entitled by law to inspect shall be open to inspection by the Optionee and his duly authorized representative(s) at the office of TRG at any reasonable business hour.

       11.5 Word Meanings. The words such as "herein," "hereinafter," "hereof," and "hereunder" refer to this Plan as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

       11.6 Section Titles. Section titles are for descriptive purposes only and shall not control or alter the meaning of the Plan as set forth in the text.

       11.7 Severability. Whenever possible, each provision in the Plan and every Incentive Option at any time granted under the Plan shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of the Plan or any Incentive Option at any time granted under the Plan shall be held to be prohibited or invalid under applicable law, then, (i) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law, and (ii) all other provisions of the Plan and every other Incentive Option at any time granted under the Plan shall remain in full force and effect.

       11.8 Compliance with Securities Exchange Act. With respect to persons subject to Section 16 of the Securities Exchange Act of 1934 (the "1934 Act"), transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by the plan administrators fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the plan administrators.

       11.9 Strict Construction. No rule of strict construction shall be implied against TRG, the Partnership Committee, the Compensation Committee, or any other Person in the interpretation of any of the terms of the Plan, any Incentive Option granted under the Plan or any rule or procedure established by the Compensation Committee.

       11.10 Choice of Law. All determinations made and actions taken pursuant to the Plan shall be governed by the internal laws of the State of Michigan and construed in accordance therewith.

       11.11 Execution. To record the adoption of the Plan, as amended and restated, TRG has caused the execution hereof effective as of the 30th day of September, 1997.


                                 THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP, a Delaware limited partnership



                                 By: /s/ Lisa A. Payne
                                     ---------------------------------------
                                     Lisa A. Payne

                                     Its: Authorized Signatory

                                                                       EXHIBIT 2

                      AMENDED AND RESTATED CONTINUING OFFER


       For valuable consideration, the receipt and sufficiency of which Taubman Centers, Inc., a Michigan corporation (the "Company"), acknowledges, effective as of September 30, 1997, the Company hereby amends and restates in its entirety the Company's offer (as amended and restated, this "Continuing Offer") to each Initial Offeree (as defined below) and each Designated Offeree (as defined below) to exchange any or all Partnership Interests (as defined below) or Rights (as defined below) owned by each such person in exchange for shares of Common Stock (as defined below) upon the terms and conditions set forth below. This Continuing Offer supersedes a similar offer originally made November 30, 1992, the Company having determined that this modification of the prior offer is not adverse to the offerees of such prior offer.

       1.    Definitions.

       In this Continuing Offer, whenever the context so indicates, the singular or plural number, and the masculine, feminine, or neuter gender shall each be deemed to include the other, the terms "he", "his," and "him" shall refer to an Initial Offeree or a Designated Offeree, and the following terms shall have the indicated meanings:

       "Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission under such Act, all as the same shall be in effect at the relevant time.

       "Actually" means, with respect to holding or owning Units of Partnership Interest, those Units of Partnership Interest with respect to which the referenced Person is (i) set forth on the books and records of TRG as the owner thereof (the "Record Partner") or (ii) a designee of a Record Partner as provided in Section 5.2(c) of the Partnership Agreement, in either case without regard to Beneficial Ownership or Constructive Ownership.

       "Beneficial Ownership" means ownership of shares of Capital Stock (or, for purposes of the definitions of "Actually" and "Eligible Holder," Partnership Interests) (i) by a Person who owns such shares of Capital Stock (or Partnership Interests) in his own name or is treated as an owner of such shares of Capital Stock (or Partnership Interests) constructively through the application of
Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code; or (ii) by a person who falls within the definition of "Beneficial owner" under Section 776(4) of the Michigan Business Corporation Act. The terms "Beneficial Owner", "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

       "Board of Directors" means the Board of Directors of the Company and any Committee of the Board of Directors established pursuant to the Bylaws of the Company with specific authority in respect of this Continuing Offer given to such Committee.

       "Business Day" means any Day on which the New York Stock Exchange is open for trading.

       "Capital Stock" means the Common Stock and the Preferred Stock, including shares of Common Stock and Preferred Stock that have become Excess Stock.

       "Cash Tender Agreement" means the Amended and Restated Cash Tender Agreement, dated as of September 30, 1997, among the Company and certain holders of Partnership Interests.

       "Code" means the Internal Revenue Code of 1986, as the same shall be in effect at the relevant time.

       "Common Stock" means the Common Stock of the Company, par value $.01 per share.

       "Company" means Taubman Centers, Inc., a Michigan corporation.

       "Constructive Ownership" means ownership of shares of Capital Stock (or, for purposes of the definitions of "Actually" and "Eligible Holder," Partnership Interests) by a Person who owns such shares of Capital Stock (or Partnership Interests) in his own name or would be treated as an owner of such shares of Capital Stock (or Partnership Interests) constructively through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner", "Constructively Owns", and "Constructively Owned" shall have the correlative meanings.

       "Day" means each calendar day, including Saturdays, Sundays, and legal holidays; however, if the Day on which a period of time for consent or approval or other action ends is not a Business Day, such period shall end on the next Business Day.

       "Designated Offeree" means (i) each Person (other than an Initial Offeree) who Actually holds Units of Partnership Interest, provided that the Company, upon the request of said Person, designates said Person in writing as a Designated Offeree and provided that said Person would be an Eligible Holder at the time such person is so designated assuming this Continuing Offer were to extend to such Units of Partnership Interest Actually held by said Person, or
(ii) each assignee of a Person described in (i) above in this definition of Designated Offeree, but only if such assignee would be an Eligible Holder at the time of such assignment assuming this Continuing Offer were to extend to the Units of Partnership Interest acquired through such assignment.

       "Determination" shall be as defined in Section 2 hereof.

       "Eligible Assignee Units" means those Units of Partnership Interest acquired and Actually held from time to time by Initial Offerees or Designated Offerees provided that such Initial Offerees or Designated Offerees would be Eligible Holders as of the time of such acquisition assuming this Continuing Offer were to extend to the Units of Partnership Interest so acquired and Actually held.

       "Eligible Holder" means at the relevant time the holder (or if the holder is not the owner for Federal income tax purposes, such owner) of Units of Partnership Interest who if he were to exchange for shares of Common Stock pursuant to this Continuing Offer each Unit of Partnership Interest that is both
(i) Beneficially Owned or Constructively Owned by him (including each Unit of Partnership Interest that is subject to an Incentive Option or Rights Actually held by him) and (ii) subject to this Continuing Offer, would not then Beneficially Own or Constructively Own, or by reason of its Actually owning Units of Partnership Interest would cause another Person to Beneficially Own or Constructively Own, shares of Capital Stock in excess of the Ownership Limit, provided, however, if such holder is a Look Through Entity, such Look Through Entity's Beneficial Ownership or Constructive Ownership may exceed the Ownership Limit but in no event may such Look Through Entity directly or indirectly (without taking into account the ownership of Units of Partnership Interest) own in excess of 9.9% in value of the outstanding shares of Capital Stock, provided further, however, the Partnership Committee shall exempt a Look Through Entity from the requirements of clause (ii) of this definition of Eligible Holder if (a) such Look Through Entity is a bank chartered under the laws of the United States or any state of the United States or is a United States branch of a foreign bank, and (b) TRG has no reasonable reason to believe after the receipt of the written affirmation and undertaking required to be provided by the definition of Look Through Entity that such Look Through Entity would not be an Eligible Holder. In measuring the Beneficial Ownership or Constructive Ownership for this purpose, the Excess Stock Provisions shall be disregarded.

       "Excess Stock" means shares of Common Stock and shares of Preferred Stock that have been automatically converted to Excess Stock pursuant to the provisions of Item (iii) of Subsection (d) of Section 2 of Article III of the Company's Amended and Restated Articles of Incorporation, as amended.

       "Excess Stock Provisions" means the provisions of Article III of the Amended and Restated Articles of Incorporation of the Company, as amended, relating to Excess Stock.

       "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the relevant time.

       "HSR" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

       "Incentive Option" means an option granted pursuant to the TRG Limited Partnership 1992 Incentive Option Plan to acquire a Partnership Interest, general and/or limited, or any future plan providing for the granting to employees of options in respect of Partnership Interests.

       "Initial Offeree" means (i) each Person who Actually holds Units of Partnership Interest as of the date of this Continuing Offer, but only with respect to (x) Units of Partnership Interest held Actually by such Person as of the date of this Continuing Offer, provided such Person would be an Eligible Holder on the date of this Continuing Offer with respect to such Units of Partnership Interest Actually held by such Person assuming this Continuing Offer were to extend to such Units of Partnership Interest, and (y) Eligible Assignee Units, in either case provided that such Person is identified on Schedule A hereto, (ii) each assignee of an Initial Offeree, but only if such assignee would be an Eligible Holder at the time of such assignment assuming this Continuing Offer were to extend to such Units of Partnership Interest so assigned, provided, however, the Initial Offeree assigning such Units of Partnership Interest shall have the right to provide in such assignment that such assignee shall not be an Initial Offeree, (and, therefore, the Units of Partnership Interest so assigned, while held by such assignee, shall not be subject to this Continuing Offer), (iii) each Person who is, or hereafter becomes, a holder of an Incentive Option or Rights, but only if such person would be an Eligible Holder at the time of becoming a holder of such Incentive Option or Rights assuming this Continuing Offer were to extend to the Incentive Option or Rights so acquired, (iv) each Person who hereafter becomes a holder of Units of Partnership Interest pursuant to the exercise by such Person of an Incentive Option, but only if such Person would be an Eligible Holder at the time of such exercise assuming this Continuing Offer were to extend to the Units of Partnership Interest acquired through such exercise, or (v) each assignee of a holder of Units of Partnership Interest as of the date hereof, but only if such assignee would be an Eligible Holder at the time of such assignment assuming this Continuing Offer were to extend to the Units of Partnership Interest acquired through such assignment.

       "Letter of Transmittal" means the form of letter attached to this Continuing Offer pursuant to which an Initial Offeree or a Designated Offeree may tender his Partnership Interests or Rights in exchange for shares of Common Stock.

       "Look Through Entity" shall mean any Person that (i) is not an individual or an organization described in Sections 401(a), 501(c)(17), or 509(a) of the Code or a portion of a trust permanently set aside or to be used exclusively for the purposes described in Section 642(c) of the Code or a corresponding provision of a prior income tax law, and (ii) provides TRG, not less than ten days prior to becoming a holder of Units of Partnership Interest, with (a) a written affirmation and undertaking, subject only to such exceptions as are acceptable to TRG in its sole discretion, that (w) it is not an organization described in Sections 401(a), 501(c)(17) or 509(a) of the Code or a portion of a trust permanently set aside or to be used exclusively for the purposes described in Section 642(c) of the Code or a corresponding provision of a prior income tax law, (x) assuming that this Continuing Offer were to extend to Units of Partnership Interest held by such Person, after the application of the rules for determining stock ownership, as set forth in Section 544(a) of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code, no "individual" would own, Beneficially or Constructively, more than the then-applicable Ownership Limit, such ownership, solely for the purpose of this clause (x) (but not for determining whether such "individual" is in compliance with the Ownership Limit for any other purpose), to be determined by taking into account only such "individual's" Beneficial and Constructive Ownership derived solely from such Person, (y) based on such Person's actual knowledge, no such "individual" would not qualify as an Eligible Holder, and (z) it does not Constructively Own 10% or more of the equity of any tenant with respect to real property from which the Company or TRG receives or accrues any rent from real property, and (b) such other information regarding the Person that is relevant to the Company's qualification to be taxed as a real estate investment trust as defined in Section 856 of the Code as TRG may reasonably request.

       "Offeree" means an Initial Offeree or a Designated Offeree.

       "Ownership Limit" means the Ownership Limit as set forth in the Amended and Restated Articles of Incorporation of the Company at the relevant time.

       "Partnership Agreement" means The Amended and Restated Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership, dated November 30, 1992, as amended by a First Amendment to The Amended and Restated Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership, dated as of September 30,

1997, as further amended from time to time.

       "Partnership Committee" means the Partnership Committee and the Executive Committee established for TRG pursuant to the Partnership Agreement.

       "Partnership Interest" means an interest, as a Partner, in TRG, as such terms are defined in the Partnership Agreement.

       "Partnership Interest Certificate" means a certificate of TRG representing one or more Units of Partnership Interest.

       "Person" or "Persons" means an individual, a partnership (general or limited), corporation, joint venture, business trust, cooperative, association, or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos or testamentary), an estate of a deceased, insane, or incompetent person, a quasi-governmental entity, a government or any agency, authority, political subdivision, or other instrumentality thereof, or any other entity.

       "Preferred Stock" means the up to 50 million shares of preferred stock that the Company may issue in one or more series having such rights, preferences, and priorities as the Company's Board of Directors may determine from time to time.

       "Record Partner" is defined in the definition of Actually.

       "Restricted Offeree" is defined in Section 3 of this Continuing Offer.

       "Rights" means Incentive Options that have been exercised, provided that all payments with respect to the exercise have been fully paid to TRG.

       "Settlement Date" is defined in Section 3 of this Continuing Offer.

       "Transfer Determination" has the same meaning as set forth in the Partnership Agreement.

       "TRG" means The Taubman Realty Group Limited Partnership, a Delaware limited partnership.

       "Units of Partnership Interest" means the units into which Partnership Interests are divided.

       2. Terms of this Continuing Offer.

       Upon the terms and subject to the conditions of this Continuing Offer, the Company will exchange shares of Common Stock for outstanding Partnership Interests or Rights owned by an Initial Offeree or a Designated Offeree that are properly tendered. This Continuing Offer may not be withdrawn, changed, or modified by the Company, without the prior written consent of each Initial Offeree and Designated Offeree, except that a change or modification that is for the benefit of, or not adverse to the rights of, the Initial Offerees and Designated

Offerees may be made unilaterally by the Company. Notwithstanding the foregoing, a change or modification that is only adverse to the rights of certain Initial Offerees or Designated Offerees requires the prior written consent only of the adversely affected Initial Offerees or Designated Offerees.

       No tendering Initial Offeree or Designated Offeree will have any rights as a shareholder of the Company until such time as that person becomes a holder of record of shares of Common Stock.

       3. Acceptance for Payment and Payment for Partnership Interests or
Rights.

       Upon the terms and subject to the conditions of this Continuing Offer, the Company will purchase and pay for Partnership Interests or Rights properly tendered at the rate of one share of Common Stock for each tendered Unit of Partnership Interest (including each Unit of Partnership Interest in respect of a properly tendered Right). Each Offeree tendering outstanding Partnership Interests (but not Rights) shall pay to the Company on the Settlement Date (defined below), in cash, an amount equal to the sum of (a) minus (b), where (a) equals the number of tendered Units of Partnership Interest (excluding Units of Partnership Interest in respect of tendered Rights) multiplied by the Company's then-current per share quarterly dividend, and (b) equals the amount of distributions (as determined by the Company) that the Company can reasonably expect to receive from TRG under Section 5.2(a) of the Partnership Agreement with respect to the tendered Units of Partnership Interest between the Settlement Date and the next record date for the Company's quarterly dividend on the Common Stock. The Company will purchase and pay for properly tendered Partnership Interests or Rights on the date (the "Settlement Date") that is the later of: (i) the expiration of three Business Days from the date that the Company receives the tender of the Partnership Interests or Rights in proper form and meeting all of the requirements of this Continuing Offer (or such shorter period that is the then prevailing settlement period for trades on the New York Stock Exchange), and (ii) the expiration or termination of the waiting period applicable to each tender, if any, under the HSR. The Company agrees to use its best efforts to obtain an early termination of the waiting period applicable to each tender, if any, under HSR. Furthermore, each tender and the issuance of Common Stock with respect thereto will be subject to any change in securities or other applicable law imposing limits or conditions on such tender or the issuance of Common Stock with respect to such tender. In all cases, payment for the Partnership Interests or Rights tendered pursuant to this Continuing Offer will be made only after timely receipt by the Company of the Partnership Interest Certificate or a copy of the agreement evidencing the grant of the Rights, together with evidence of exercise and payment with respect to the exercise, a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal.

       Notwithstanding the foregoing, the maximum number of Units of Partnership Interest that a person listed on Schedule B to this Continuing Offer (each, a "Restricted Offeree") may tender under this Continuing Offer during any 90 day period with respect to outstanding Partnership Interests Actually held or Constructively or Beneficially Owned by such Offeree (but excluding from this restriction all Units of Partnership Interest in respect of Incentive Options or Rights Actually held by such Offeree) shall not exceed the number of shares of Common Stock that such Offeree would be entitled to sell under Rule 144(e)(1) under the Act, assuming that at the time of each sale during such 90 day period such Restricted Offeree is an "affiliate" (as defined in Rule 144(a)(1)) of the Company.

       Under no circumstances will interest be paid by the Company by reason of any delay in making such issuance of shares of Common Stock as a result of the conditions set forth in the preceding or following paragraph.

       Except as provided below, the Company will use its best efforts to have and maintain an effective registration statement under the Act so that the Company's issuance of the shares of Common Stock under this Continuing Offer or the resale of such shares by an Offeree who is not an "affiliate" (as defined in Rule 144(a)(1) under the Securities Act) of the Company will be registered under the Act; however, the Company shall not be required to maintain such an effective registration statement for the use of the persons identified on Schedule B to this Continuing Offer. Anything in this Continuing Offer to the contrary notwithstanding, the Company shall not be required to accept any tender or issue any Common Stock at any time if to do so would cause any violation of the Act or the Exchange Act or any applicable blue sky or other state securities or real estate syndication laws.

       4. Procedure for Tendering Partnership Interests or Rights.

      Subject to the conditions set forth in this Continuing Offer, each tendering Initial Offeree or Designated Offeree may tender any or all Partnership Interests or Rights owned by such Initial Offeree or Designated Offeree by delivering to the Company, at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304 (or such other address as the Company shall provide in writing to each Initial Offeree and Designated Offeree), a completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. Each tendering Initial Offeree or Designated Offeree shall simultaneously deliver to TRG, at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304 (or such other address as TRG shall provide in writing to each Initial Offeree or Designated Offeree), a copy of such duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

       If a Transfer Determination shall not have already been obtained or deemed obtained by the tendering Initial Offeree or Designated Offeree at the time of the tender (i.e., at the time of receipt by the Company of a Letter of Transmittal), then TRG (within three Business Days of receipt by TRG of a copy of a Letter of Transmittal from an Initial Offeree or Designated Offeree) shall provide, if it is able to then provide pursuant to the Partnership Agreement, each such Person and the Company with a Transfer Determination. A Transfer Determination will be deemed to have been provided if not refused by a writing delivered to the Company and each applicable Initial Offeree or Designated Offeree within such three Business Day period. If an Initial Offeree or Designated Offeree (i) is refused a Transfer Determination, such Person shall be deemed to have withdrawn the tender in its entirety or (ii) receives a limited Transfer Determination, such Person shall be deemed to have withdrawn such amount of Partnership Interests or Rights as is necessary in order to satisfy the limited Transfer Determination.

       Unless an exception applies under applicable law and regulations, the Company will be required to withhold, and will withhold, 31% (or such other amount as subsequent law may require) of the gross proceeds (including dollar equivalent of shares of Common Stock) paid to a tendering Initial Offeree or Designated Offeree pursuant to this Continuing Offer unless the Initial Offeree or Designated Offeree provides his tax identification number (employer identification number or Social Security Number) and certifies that such number is correct. Unless such an exception exists and is proved in a manner satisfactory to the Company, each tendering Initial Offeree or Designated Offeree should, therefore, complete and sign the main signature form on the Letter of Transmittal and sign the Substitute Form W-9 included as part of the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding.

       The tender of Partnership Interests or Rights pursuant to the foregoing will constitute a binding agreement between the tendering Initial Offeree or Designated Offeree and the Company upon the terms and subject to the conditions of this Continuing Offer and will not be subject to withdrawal or change except as provided in Section 2 or this Section 4 of this Continuing Offer.

       All questions as to the validity and form of any tender of Partnership Interests or Rights will be determined in the sole discretion of the Company, which determination shall be final and binding.

       5.    Rights as a Partner.

       Until the Settlement Date, each tendering Initial Offeree and Designated Offeree shall continue to own his respective tendered Partnership Interests or Rights, and will continue to be treated as the holder of such tendered Partnership Interests or Rights for all purposes of the Partnership Agreement, including, without limitation, for purposes of voting, consent, allocations and distributions (subject only to reasonable accounting conventions adopted by TRG for purposes of determining the partners' varying percentage interests in TRG during the taxable year). Tendered Partnership Interests will be transferred to the Company only upon receipt by the tendering Initial Offeree or Designated Offeree of shares of Common Stock in payment in full therefor.

       6.    Covenants of TRG.

       In addition to its obligations contained in Section 4 of this Continuing Offer, TRG agrees to promptly notify the Company in writing of the name of each holder of an Incentive Option who becomes a holder of Rights.

       7.    Miscellaneous.

             (a) This Continuing Offer shall be governed in all respects by the laws of the State of Michigan.

             (b) This Continuing Offer and the Letter of Transmittal constitute the full and entire understanding and agreement with regard to the subjects of this Continuing Offer and the Letter of Transmittal.

             (c) Each notice, demand, request, request for approval, consent, approval, disapproval, designation or other communication (each of the foregoing being referred to herein as a "notice") required or desired to be given or made under this Continuing Offer shall be in writing (except as otherwise provided in this Continuing Offer), and shall be effective and deemed to have been received (i) when delivered in person, (ii) when sent by facsimile transmission with receipt acknowledged, (iii) three days after having been mailed by certified or registered United States mail, postage prepaid, return receipt requested, or (iv) the next business day after having been sent by a nationally recognized overnight mail or courier service, receipt requested (a) if to an Initial Offeree, at such Initial Offeree's address set forth in Exhibit A or as shall have been furnished by such Initial Offeree to the Company in writing, or at such other address or to the telefax number as such Initial Offeree shall have furnished to the Company in writing, (b) if to any Designated Offeree, at such address or to the telefax number as such Designated Offeree shall have furnished the Company in writing, or (c) if to the Company, at the address of its principal executive offices and addressed to the attention of the Treasurer, or at such other address or to the telefax number as the Company shall have furnished to each Initial Offeree or Designated Offeree.

     (d) In the event that any provision of this Continuing Offer becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Continuing Offer shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Continuing Offer to any Person.

     (e) The words "herein", "hereinafter", "hereof", and "hereunder" refer to this Continuing Offer as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

     (f) Whenever in this Agreement the term "assignee" is used, it shall include each assignee, transferee, distributee (whether or not in liquidation of the distributing Person), assignee of an assignee through one or more predecessor assignments and, by way of illustration and not limitation, each Person who becomes an assignee as a result of a secured creditor exercising its rights under a security agreement and/or applicable law, in each case, whether the assignment creating the assignee was effected with or without consideration, by gift or bequest, by operation of law, or otherwise. The terms "assign", "assigned", and "assignment" shall be similarly construed.

     (g) Section titles are for descriptive purposes only and shall not control or alter the meaning of this Continuing Offer as set forth in the text.


                          TAUBMAN CENTERS, INC.


                          By: /s/ Robert S. Taubman
                              ---------------------------------------
                              Robert S. Taubman

                          Its: President and Chief Executive Officer

       The undersigned executes this Continuing Offer for the sole purpose of agreeing to be bound by the provisions of the second paragraph of Section 4,
Section 5, and Section 6 of this Continuing Offer.



                               The Taubman Realty Group Limited Partnership


                               By:  Taubman Centers, Inc.

                               Its: Managing General Partner



                               By:  /s/ Robert S. Taubman
                                    --------------------------------------
                                    Robert S. Taubman

                               Its: President and Chief Executive Officer

                                    SCHEDULE A


 Robert S. Taubman
 The Taubman Company
 200 E. Long Lake Road
 Suite 300
 Bloomfield Hills, MI  48304

 William S. Taubman
 The Taubman Company
 200 E. Long Lake Road
 Suite 300
 Bloomfield Hills, MI  48304

 Gayle T. Kalisman
 117 E. 72nd Street
 Apt. 10
 New York, NY  10021

 Burkhardt Family Trust
 c/o Joseph E. Burkhardt
 5025 S. McCarron Boulevard
 Suite 356
 Reno, NV  89502

 Leonard Dobbs
 117 East 57th Street
 Apt. 38B
 New York, NY  10022

 Gloria Dobbs
 c/o Robert Ganer, CPA
 Ganer & Ganer P.C.
 1995 Broadway
 New York, NY  10023

 Max M. Fisher, acting not individually but as Trustee, or the successor(s) in trust, of The Max M. Fisher Revocable Trust, as amended and restated in its entirety by Instrument dated May 11, 1992 (as the same may be amended from time to time)
 2700 Fisher Building
 27th Floor
 Detroit, Michigan 48202

 Richard P. Kughn
 Kughn Enterprises
 22842 Orchard Lake Road
 Farmington, Michigan  48336-3223

 The Kughn Real Properties Co.
 22842 Orchard Lake Road
 Farmington, Michigan  48336-3223

 Robert C. Larson
 The Taubman Company
 200 E. Long Lake Road
 Suite 300
 Bloomfield Hills, MI  48304

 Marvin G. Leech
 691 Christina Drive
 Incline Village, NV  89450

 Margaret Putnam
 1361 Cedar Bend Drive
 Bloomfield Hills, MI 48302

 Avner and Gloria Frank Naggar Living Trust
 c/o Avner Naggar
 3205 Ralston Avenue
 Hillsborough, CA  94010

 Michaela Naggar Bourne
 10 Pilgrim Road
 Short Hills, NJ  07078

 Auri Neal Naggar
 336 Valdez
 Half Moon Bay, CA  94019

 Ron Naggar
 140 East Terrace
 Fresno, CA  93704

 David Naggar
 3205 Ralston Avenue
 Hillsborough, CA  94010

 Tamara Naggar
 15444 Wyandotte
 Van Nuys, CA  91406

 Sidney R. Unobskey
 2770 Green Street
 San Francisco, CA  94123

 Charles Carlise
 87 Biltmore Estates
 Phoenix, Arizona  85016

 El Camino Associates
 Attn:  Charles Carlise
 87 Biltmore Estates
 Phoenix, Arizona  85016

 Grossman/Southwest Associates Limited Partnership
 c/o Grossman Company Properties
 Attn:  Samuel M. Grossman
 3101 North Central Avenue, Suite 1390
 Phoenix, Arizona  85012

 Southwest Associates
 c/o Paul Holste
 Grossman Company Properties
 3101 North Central Avenue, Suite 1390
 Phoenix, Arizona  85012

 Pacific Telesis Group Master Pension Trust
 Attn:  Barbara McDowell
 Corporate Manager - Alternative Investments
 175 E. Houston, Room 7 C 8
 San Antonio, Texas  78205

                                    SCHEDULE B


 Robert S. Taubman

 William S. Taubman

 Gayle T. Kalisman

                                                                       EXHIBIT 3
--------------------------------------------------------------------------------
C&S 700 (8/97)
MICHIGAN DEPARTMENT OF CONSUMER AND INDUSTRY SERVICES - CORPORATION, SECURITIES & LAND DEVELOPMENT BUREAU
--------------------------------------------------------------------------------
Date Received                                    (FOR BUREAU USE ONLY)

--------------------------------------------------------------------------------

====================================================
Name                            Ref. No. 82043/04003
    Cheryl Bixby
Michigan Runner Service
                                                    EFFECTIVE DATE:
----------------------------------------------------
Address
1467-1/2 S. Main Street
----------------------------------------------------
City      State          Zip

Eaton Rapids      MI.          48827
====================================================----------------------------

Document will be returned to the name and address you enter above.
                            ARTICLES OF ORGANIZATION                 B
                FOR USE BY DOMESTIC LIMITED LIABILITY COMPANIES       ----------
            (PLEASE READ INFORMATION AND INSTRUCTIONS ON LAST PAGE)
   Pursuant to the provisions of Act 23, Public Acts of 1993, the undersigned execute the following Articles:

ARTICLE I
-----------------------------------------------------------------------------------------------------------------
The name of the limited liability company is:     R&W-TRG LLC

-----------------------------------------------------------------------------------------------------------------

ARTICLE II
-----------------------------------------------------------------------------------------------------------------
The purpose or purposes for which the limited liability company is formed is to engage in any activity within the purposes for which a limited liability company may be formed under the Limited Liability Company Act of
Michigan.


-----------------------------------------------------------------------------------------------------------------

ARTICLE III
-----------------------------------------------------------------------------------------------------------------
The duration of the limited liability company if other than perpetual is: December 31, 2048
                                                                         -----------------------------------
-----------------------------------------------------------------------------------------------------------------

ARTICLE IV
-----------------------------------------------------------------------------------------------------------------
1.   The address of the registered office is:
     200 East Long Lake Road                                           Bloomfield Hills    ,    Michigan 48034
     --------------------------------------------------------------------------------------              -----
     -
2.        (Street Address)              (City)                                           (Zip Code)
     The mailing address of the registered office if different than above:

     -------------------------------------------------------------------------,                 Michigan
                                                                                                         -----
3.        (P.O. Box)                    (City)                                                         (Zip Code)
     The name of the resident agent at the registered office is: William S. Taubman
                                                                 ------------------------
-----------------------------------------------------------------------------------------------------------------

ARTICLE V (Insert any desired additional provision authorized by the Act; attach additional pages if needed.)
----------------------------------------------------------------------------------------------------------------
The business affairs and conduct of R&W--TRG LLL shall at all times be manages by two Managers so designated in the Operating Agreement of R&W--TRG LLC.
-----------------------------------------------------------------------------------------------------------------

               The 3rd of November, 1998
                   ---                 -------
              By:  /s/ Robert S. Taubman
                 ---------------------------------------------------
                                   (Signature)
               Robert S. Taubman, Member
              ------------------------------------------------------
                         (Type or print name and title)

Preparer's Name  Gayle S. Finger
               ----------------------------------
Business Telephone Number  (248) 646-2400
                            ----------------------------


--------------------------------------------------------------------------------
                          INFORMATION AND INSTRUCTIONS

1. The articles of organization cannot be filed until this form, or a comparable document, is submitted.

2. Submit one original of this document. Upon filing, the document will be added to the records of the Corporation, Securities and Land Development Bureau. The original will be returned to the address you enter in the box on front as evidence of filing.

     This document will be maintained on optical disk media. It is important that the document be good black and white contrast and otherwise legible.

3. This document is to be used pursuant to the provisions of Act 23, P.A. of 1993, by two or more persons for the purpose of forming a domestic limited liability company. Use form C&S 701 if the Limited Liability Company will be providing services rendered by a certified or other public accountant, a dentist, an osteopathic physician, a surgeon, a doctor of divinity or other clergy, or an attorney-at-law.

4. Article I - The name of a domestic limited liability company is required to contain one of the following words or abbreviations: "Limited Liability Company", "L.L.C.", "L.C.", "LLC", or "LC".

5. Article II - Under section 203(b) of the Act, it is sufficient to state substantially, alone or with specifically enumerated purposes, that the limited liability company is formed to engage in any activity within the purposes for which a limited liability company may be formed under the Act.

6. Article V - Section 401 of the Act specifically states the business shall be managed by members unless the articles of organization state the business will be managed by managers. If the limited liability company is to be managed by managers instead of by members, insert a statement to that effect in Article V.

7. This document is effective on the date endorsed "Filed" by the Bureau. A later effective date, no more than 90 days after the date of delivery, may be stated as an additional article.

8. The article must be signed by one person who will be a member. State name of person signing beneath their signature.

9. If more space is needed, attach additional pages. All pages should be numbered.

10.  NONREFUNDABLE FEE:  Make remittance payable to the State of Michigan.
     Include limited liability company name on check or money order...... $50.00

--------------------------------------------------------------------------------

To submit by US Postal Service mail form and fee to:    To submit in person or
Michigan Department of Consumer & Industry Services     by counter service
Corporation, Securities & Land Development Bureau       deliver form and fee to:
Corporation Division
P.O. Box 30054                                          6546 Mercantile Way
Lansing, Michigan 48909-7554                            Lansing, MI 48910
                                                        (517) 334-6302
--------------------------------------------------------------------------------

To submit by Mich-Elf fax form to:

(517) 334-8048

To use this service complete a MICH ELF application to provide your VISA or Mastercard number. Include your assigned filer number on your transmission. To obtain an application for a filer number, contact (517) 334-6327 or visit our WEB site at http://www.cis.state.mi.us/corp/.

--------------------------------------------------------------------------------

                           [UNITED STATES OF AMERICA]

                            [STATE OF MICHIGAN SEAL]



================================================================================
             MICHIGAN DEPARTMENT OF CONSUMER AND INDUSTRY SERVICES
================================================================================

                               LANSING, MICHIGAN






This is to Certify that the Annexed copy has been compared by me with the record on file in this Department and that the same is a true copy thereof.













                                 In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 4th day of November, 1998.






                                 Julie Croll               , Director

                         Corporation, Securities and Land Development Bureau

                                 R & W--TRG LLC

                      a Michigan limited liability Company

                               TABLE OF CONTENTS

                                 R & W--TRG LLC

                      a Michigan limited liability company




                                                                                         Page
                                                                                         ----


I     -  CONSTITUTION; NAME; PRINCIPAL PLACE OF BUSINESS;
         AGENT FOR SERVICE OF PROCESS; FILING OF ARTICLES
         OF ORGANIZATION; TERM; DEFINITIONS.

         Section 1.1     Constitution......................................................1
         Section 1.2     Name..............................................................1
         Section 1.3     Principal Place of Business; Agent for
                         Service of Process................................................1
         Section 1.4     Filing of Articles of Organization as Required....................1
         Section 1.5     Term..............................................................2
         Section 1.6     Title to Company Property.........................................2
         Section 1.7     Definitions.......................................................2


II    -  PURPOSES AND POWERS.

         Section 2.1     Purposes..........................................................5
         Section 2.2     Powers............................................................5


III   -  MEMBERS' INITIAL CAPITAL CONTRIBUTIONS; ADDITIONAL FUNDS;
         CAPITAL ACCOUNTS; MEMBERSHIP INTEREST; PERCENTAGE INTERESTS.

         Section 3.1     Members' Initial capital Contributions............................6
         Section 3.2     Additional Funds..................................................6
         Section 3.3     No Interest on Capital Contributions or
                         Capital Accounts..................................................6
         Section 3.4     Capital Accounts..................................................6
         Section 3.5     Membership Interest; Percentage Interests.........................7


IV    -  ALLOCATIONS; PROFITS AND LOSSES; DISTRIBUTIONS; BANK ACCOUNTS;
         BOOKS OF ACCOUNT; TAX RETURNS; COMPANY FISCAL YEAR.

         Section 4.1     Allocations.......................................................7
         Section 4.2     Distributions.....................................................8
         Section 4.3     Bank Accounts.....................................................8
         Section 4.4     Books of Account..................................................8
         Section 4.5     Tax Returns.......................................................8
         Section 4.6     Company Fiscal Year...............................................8





                                      (i)

V      -  MANAGEMENT; EXECUTION OF LEGAL INSTRUMENTS;
          OTHER VENTURES; INDEMNITY.

          Section 5.1   Management........................................9
          Section 5.2   Compensation of Members...........................9
          Section 5.3   Execution of Legal Instruments....................9
          Section 5.4   Other Ventures...................................10
          Section 5.5   Indemnity and Reimbursement......................10
          Section 5.6   Tax Matters Partner..............................10
          Section 5.7   Limited Liability................................10

VI     -  TRANSFERS OF MEMBERSHIP INTERESTS.

          Section 6.1   General Restrictions on Dispositions.............11
          Section 6.2   Substitution of Members..........................11

VII    -  DEATH, INSANITY, BANKRUPTCY, ETC.

          Section 7.1   Definitions......................................12
          Section 7.2   Disabling Event or Event of Withdrawal
                        in Respect of a Member...........................12
          Section 7.3 Waiver of Dissolution if Transfer is in Full Compliance with Agreement; Negation of Right to Dissolve Except as Herein Provided:
                        No Withdrawal....................................13


VIII   -  WINDING UP; LIQUIDATION AND TERMINATION OF THE COMPANY.

          Section 8.1   Liquidation of the Assets of the Company
                        and Disposition of the Proceeds Thereof..........13
          Section 8.2   Cancellation of Articles of Organization.........14
          Section 8.3   Return of Capital................................14


IX     -  POWER OF ATTORNEY..............................................14


X     -   MISCELLANEOUS.
          Section 10.1  Exculpation......................................15
          Section 10.2  Notices..........................................15
          Section 10.3  Applicable Law...................................16
          Section 10.4  Entire Agreement.................................16
          Section 10.5  Word Meanings; Gender............................16
          Section 10.6  Section Titles...................................16
          Section 10.7  Waiver...........................................16
          Section 10.8  Separability of Provisions ......................17








                                      (ii)

          Section 10.9  Binding Agreement................................17
          Section 10.10 Equitable Remedies...............................17
          Section 10.11 Amendment........................................17
          Section 10.12 No Third Party Rights Created Hereby.............17
          Section 10.13 Additional Acts and Instruments..................17
          Section 10.14 Agreements in Counterparts.......................18
          Section 10.15 Attorneys-in-Fact................................18









































                                      (iii)

                                  R&W--TRG LLC

                      A MICHIGAN LIMITED LIABILITY COMPANY


     THIS AGREEMENT OF LIMITED LIABILITY COMPANY (hereinafter, as the same may be amended and/or supplemented, referred to as this "Agreement"), dated the 4th day of November, 1998, is made by and between ROBERT S. TAUBMAN ("RST") and WILLIAM S. TAUBMAN ("WST") (hereinafter sometimes referred to together as the "Members" and individually as a "Member").

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby AGREE as follows:


                                       I.

                CONSTITUTION; NAME; PRINCIPAL PLACE OF BUSINESS;
                AGENT FOR SERVICE OF PROCESS; FILING OF ARTICLES
                      OF ORGANIZATION; TERM; DEFINITIONS.

Section 1.1    Constitution.

               The parties hereto hereby form a Michigan limited liability company (the "Company") pursuant to the laws of the State of Michigan, including the Michigan Limited Liability Company Act, all as the same may be amended from time to time (all of such applicable laws being hereinafter referred to as the "Limited Liability Company Law"), upon the terms and conditions herein set forth.

Section 1.2    Name.

               The name of the Company shall be "R&W--TRG LLC" or such other name as the Managers shall select from time to time in compliance with the Limited Liability Company Law.

Section 1.3    Principal Place of Business; Agent for Service of Process.

               The principal office of the Company shall be located at 200 East Long Lake Road, Bloomfield Hills, Michigan 48304 and/or such other address(es) as may be designated from time to time by the Managers. The name and address of the registered agent for service of process on the Company in the State of Michigan is WST at 200 East Long Lake Road, Bloomfield Hills, Michigan 48304 or such other Person and address as shall be designated by the Managers.

Section 1.4    Filing of Articles of Organization as Required.

               The Members shall cause the execution and filing of Articles of Organization of the Company with the Michigan Department of Consumer and Industry Services, Corporation, Securities and Land Development Bureau. The Members hereby agree to execute, file and record all such other certificates and documents, including amendments to the Articles of Organization of the Company, and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation, and operation of a limited liability company, the ownership of property, and the conduct of business under the laws of the State of Michigan and any other jurisdiction in which the Company may own property or conduct business.

Section 1.5 Term.

            The term of the Company shall commence on the date of the initial filing of the Articles of Organization of the Company and shall end, and the Company shall dissolve, on the first to occur of (i) the determination by the Managers to dissolve the Company, (ii) the occurrence of any other event which would, under the Limited Liability Company Law (notwithstanding the provisions of this Agreement) or under the terms of this Agreement, result in the dissolution of the Company; provided, however, that the term of the Company shall not end upon the occurrence of such an event if the Company is reconstituted or otherwise continues as provided in this Agreement, or (iii) December 31, 2048.

Section 1.6 Title to Company Property.

            All property owned by the Company, whether real or personal, tangible or, intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually, shall have any ownership of such property. The Company may hold any of its assets in its own name or in the name of a nominee. If the Company takes title to any property in the name of a trust, this Agreement shall act as an agreement among the beneficiaries.

Section 1.7 Definitions.

Affiliate means (i) with respect to any individual, any member of such individual's Immediate Family and/or a Family Trust with respect to such individual, and any organization in which such individual and/or his Affiliate(s) own, directly or indirectly, more than twenty-five percent (25%) of any class of Equity Security or of the aggregate Beneficial Interest of all beneficial owners, or in which such individual or his Affiliate is the sole general partner, or is the managing general partner, or which is Controlled By such individual and/or his Affiliates, directly or indirectly; and (ii) with respect to any Person (other than an individual), any Person (other than an individual) which Controls, is Controlled By, or is Under Common Control With, such Person, and any individual who is the sole general partner or the sole managing general partner of, or who directly or indirectly Controls, such Person.

"Agreement" is defined in the Preamble to this Agreement.

"Available Cash" means the excess of the Company's cash and cash equivalents over the amount of cash needed by the Company, as determined by the Managers, to (i) service its debts and obligations, (ii) maintain adequate capital and reserves for, by way of example and not limitation, working capital and reasonably foreseeable needs of the Company, and (iii) conduct its business and carry out its purposes.

"Bankruptcy" as to any Person means (i) applying for or consenting to the appointment of, or the taking of possession by, a receiver, custodian, trustee, administrator, liquidator, or the like of itself or of all or a substantial portion of its assets, (ii) admitting in writing its inability, or being generally unable or deemed unable under any applicable law, to pay its debts as such debts become due, (iii) convening a meeting of creditors for the purpose of consummating an out-of-court arrangement, or entering into a composition, extension, or similar arrangement, with creditors in respect of all or a substantial portion of its debts, (iv) making a general assignment for the benefit of its creditors, (v) placing itself or allowing itself to be placed, voluntarily or involuntarily, under the protection of the law of any jurisdiction relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts,
(vi) taking any action for the purpose of effecting any of the foregoing, or
(vii) if a proceeding or case shall be commenced against such Person in any court of competent jurisdiction, seeking (a) the liquidation, reorganization, dissolution, winding-up, or composition or readjustment of debts, of such Person, (b) the appointment of a trustee, receiver, custodian, administrator, liquidator, or the like of such Person or of all or a substantial portion of such Person's assets, or (c) similar relief in respect of such Person under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed for a period of ninety (90) Days, or an order, judgment, or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect for a period of sixty (60) Days, or an order for relief or other legal instrument of similar effect against such Person shall be entered in an involuntary case under such law and shall continue for a period of sixty (60) Days.

"Beneficial Interest" means an interest, whether as partner, join venturer, cestui que trust, or otherwise, a contract right or a legal or equitable position under or by which the possessor participates in the economic or other results of the business organization to which such interest, contract right, or position relates.

"Business Day" means any Day that is not a Saturday, Sunday, or legal holiday in Detroit, Michigan and on which commercial banks are open for business in Detroit, Michigan.

"Capital Account" is defined in Section 3.4(a) hereof.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provision of succeeding law).


"Communications" is defined in Section 10.2(a) hereof.

"Company" is defined in Section 1.1 hereof.

"Control" (and its correlative terms "Controlled By" and "Under Common Control With") means with respect to any corporation, partnership, limited liability company, trust, or other business organization, possession, directly or indirectly, by the applicable individual or individuals of the power to direct or cause the direction of the management and policies thereof, whether through the ownership of voting securities, by contract, or otherwise.

"Day" or "Days" means each calendar day, including Saturdays, Sundays, and legal holidays; provided, however, that if the Day on which a period of time for consent or approval or other action ends is not a Business Day, such period shall end on the next Business Day.

"Disabled Member" is defined in Section 7.1(ii) hereof.

"Disabling Event" is defined in Section 7.1(i) hereof.

"Equity Security" has the meaning ascribed to it in the Securities Exchange Act of 1934, as amended to the date hereof, and the rules and regulations thereunder.

"Event of Withdrawal" is defined in Section 7.1(iii) hereof.

"Family Trust" means, with respect to any individual, a trust for the benefit of such individual or for the benefit of any member or members of such individual's Immediate Family (for the purpose of determining whether or not a trust is a Family Trust, the fact that one or more of the beneficiaries (but not the sole beneficiary) of the trust includes a Person or Persons, other than a member of such individual's Immediate Family, entitled to a distribution after the death of the settlor if he, she, it, or they shall have survived the settlor of such trust, which distribution may be made of something other than a Membership Interest and/or includes an organization or organizations exempt from federal income tax pursuant to the provisions of Sections 501(a) of the Code and described in Section 501(c)(3) of the Code shall be disregarded); provided, however, that in respect of transfers by way of testamentary or inter vivos trust the trustee or trustees shall be solely such individual, a member or members of such individual's Immediate Family, a responsible financial institution, an attorney that is a member of the Bar of any State in the United States, or an individual or individuals approved by the Managers.

"Limited Liability Company Law" is defined in Section 1.1 hereof.

"Losses" is defined in Section 4.1(a) hereof.

"Managers" and "Manager" is defined in Section 5.1(a) hereof.

"Member" and "Members" are defined in the Preamble to this Agreement.

"Membership Interest" is defined in Section 3.5(a) hereof.

Percentage Interest" is defined in Section 3.5(b) hereof.

"Person" or "Persons" means an individual, a partnership (general and limited), limited liability company, corporation, joint venture, business trust, cooperative, association, or other form of business organization, whether or not regarded as a legal entity under applicable law, a trust (inter vivos and testamentary), an estate of a deceased, insane, or incompetent Person, a quasi-governmental entity, a government or any agency, authority, political subdivision, or other instrumentality thereof, or any other entity.

"Profits" is defined in Section 4.1(a) hereof.

"Regulations" means the Income Tax Regulations promulgated under the Code as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"RST" is defined in the Preamble to the Agreement.

"Subsidiary Partnership" means The Taubman Realty Group Limited Partnership, a Delaware limited partnership, and any successor thereto.

"Subsidiary Partnership Agreement" is defined in Section 2.1 hereof.

"Tax Matters Partner" is defined in Section 5.6 hereof.

"TCO" means Taubman Centers, Inc., a Michigan corporation or any successor thereto.

"Transfer" means any assignment, sale, transfer, conveyance, encumbrance, pledge, granting of an option or proxy, or other disposition or act of alienation.

"Unit of Partnership Interest" has the meaning ascribed to it in the Subsidiary Partnership Agreement.

"WST" is defined in the Preamble to this Agreement.


                                       II

                              PURPOSES AND POWERS.

Section 2.1     Purposes.

                The parties to this Agreement have organized the Company, pursuant to the Limited Liability Company Law and in accordance with this Agreement, for the purposes of (i) acquiring and holding an interest as a limited partner in the Subsidiary Partnership, as evidenced by Units of Partnership Interest, including interests related or incidental to or resulting from such interest in the Subsidiary Partnership, with all of the rights and obligations of a limited partner therein, including, without limitation, any and all rights to acquire, sell and otherwise deal with any of the assets of the Subsidiary Partnership, and to act in all respects as a limited partner therein pursuant to applicable law and any agreements, including the Partnership Agreement of the Subsidiary Partnership, as the same may be amended or supplemented (the "Subsidiary Partnership Agreement"), in respect of or pertaining to the Subsidiary Partnership, (ii) acquiring and holding Series B Non-Participating Convertible Preferred Stock of TCO, Common Stock of TCO, and any other securities issuable by TCO to holders of Units of Partnership Interests, and (iii) engaging in any other activities determined by the Managers that are permitted by the Limited Liability Company Law.

Section 2.2     Powers.

                The Company shall have all such powers that are necessary or appropriate to carry out its purposes as described in Section 2.1 hereof, including, without limitation, the right to take all actions in respect of or pertaining to the Subsidiary Partnership, the right to agree to any one or more amendments to the Subsidiary Partnership Agreement, and the right to acquire, sell, assign, exchange, encumber, or otherwise dispose of the Company's assets, including the assets of the Subsidiary Partnership. Except as expressly and specifically provided in this Agreement, no Member shall have any authority to act for, bind, commit, or assume any obligation or responsibility on behalf of the Company, its properties, or the other Member. No Member, in its capacity as a Member under this Agreement, shall be responsible or liable for any indebtedness or obligation of any other Member, nor shall the Company be responsible or liable for any indebtedness or obligation of any Member, incurred either before or after the execution and delivery of this Agreement by such Member, except as to those responsibilities, liabilities, indebtedness, or obligations incurred pursuant to and as limited by the terms of this Agreement or incurred pursuant to the Limited Liability Company Law.

                                      III.

                     MEMBERS' INITIAL CAPITAL CONTRIBUTIONS;
                       ADDITIONAL FUNDS; CAPITAL ACCOUNTS;
                   MEMBERSHIP INTEREST; PERCENTAGE INTERESTS.

Section 3.1    Members' Initial Capital Contributions.

               Simultaneously with the execution and delivery of this Agreement, the Members shall each contribute to the Company, the aggregate sum of One Hundred Dollars ($100) in accordance with their respective Percentage Interests.

Section 3.2    Additional Funds.

          (a) In order to carry on the business of the Company, the Members acknowledge that funds may be required in addition to the capital contributions required pursuant to Section 3.1 hereof. All such additional funds will be obtained as provided in this Section 3.2.

          (b) The Members may obtain the funds required to meet the needs of the Company and to carry out the purposes of the Company from the proceeds of loans from one or more Persons, including from the Members or Affiliates of the Members, pursuant to such terms, provisions, and conditions and in such manner as the Managers shall determine.

Section 3.3    No Interest on Capital Contributions or Capital Accounts.

               No Member shall receive any interest or return in the nature of interest on his contributions to the capital of the Company, or on the positive balance, if any, in his Capital Account.

Section 3.4    Capital Accounts.

          (a) The Company shall establish and maintain a separate capital account ("Capital Account") for each Member, including a substituted member who shall pursuant to the provisions hereof acquire a Membership Interest, which Capital Account shall be maintained in accordance with the Regulations under
Section 704(b) of the Code.

          (b) In the event that a Member's Membership Interest or a portion thereof is transferred in accordance with the provisions of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the Membership Interest or portion thereof so transferred.

          (c)  Except as expressly provided in this Agreement, no Member shall
(i) have the right to withdraw any part of his Capital Account or to demand or receive the return of his capital contributions, or any part thereof, or to receive any distributions from the Company, (ii) be entitled to make any contribution to the capital of, or any loan to, the Company, or (iii) have any liability for the return of the other Member's Capital Account or contributions to the capital of the Company.

Section 3.5    Membership Interest; Percentage Interests.

          (a) For the purpose of this Agreement, the term "Membership Interest" means, with respect to a Member, such Member's right to the allocations (and each item thereof) specified in Section 4.1 hereof and distributions from the Company, and his rights of management as provided in this Agreement.

          (b) For the purpose of this Agreement, the term "Percentage Interest" means, with respect to each Member, the percentage set forth across from his name below:

                    Member                   Percentage Interest
                    ------                   -------------------
                     RST                             50%
                     WST                             50%

                                      IV.


                        ALLOCATIONS; PROFITS AND LOSSES;
                 DISTRIBUTIONS; BANK ACCOUNTS; BOOKS OF ACCOUNT;
                        TAX RETURNS; COMPANY FISCAL YEAR.

Section 4.1    Allocations.

          (a) For the purpose of this Agreement, the terms "Profits" and "Losses" mean, respectively, for each fiscal year of the Company or other period, the Company's taxable income or loss for such fiscal year or other period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss).

          (b) The Profits and Losses of the Company (and each item thereof) for each fiscal year of the Company shall be allocated between the Members in accordance with their respective Percentage Interests.

          (c)  Notwithstanding anything to the contrary contained in this
Section 4.1, the allocation of Profits and Losses of any fiscal year of the Company during which a Person acquires a Membership Interest (other than upon formation of the Company) shall take into account the Members' varying interests for such fiscal year pursuant to any method permissible under Section 706 of the Code that is selected by the Managers (notwithstanding any agreement between the assignor and assignee of such Membership Interest).

          (d) The Profits, Losses, and credits of the Company (and all items thereof), for each fiscal year of the Company, shall be determined in accordance with the accounting method followed by the Company for federal income tax purposes.

Section 4.2    Distributions.

               Subject to Section 8.1 (a) hereof, Available Cash shall be distributed as and when determined by the Managers, to the Members in accordance with their respective Percentage Interests; provided, however, that prior to any distribution of Available Cash pursuant to this Section 4.2, there shall first be paid all loans by Members to the Company in proportion to, and to the extent of, such loans (amounts so paid to be applied first to accrued and unpaid interest and then to outstanding principal).

Section 4.3    Bank Accounts.

               One or more accounts in the name of the Company shall be maintained in such bank or banks as the Managers may from time to time select. Any checks of the Company may be signed by any Person(s) designated, from time to time, by the Managers.

Section 4.4    Books of Account.

               The Company shall maintain at its principal office complete and accurate books of account and records of its operations showing the assets, liabilities, costs, expenditures, receipts, profits, and losses of the Company, and which books of account and records shall include provision for separate Capital Accounts for the Members and shall provide for such other matters and information as a Member shall reasonably request, together with copies of all documents executed on behalf of the Company. Each Member and his representatives, duly authorized in writing, shall have the right to inspect and examine, at all reasonable times, at any office of the Company, all such books of account, records, and documents.

Section 4.5    Tax Returns.

               Within seventy-five (75) Days after the end of each fiscal year, the Company shall cause to be prepared and transmitted to the Members federal and appropriate state and local Partnership Income Tax Schedules "K-1," or any substitute therefor, with respect to such fiscal year on appropriate forms prescribed.

Section 4.6    Company Fiscal Year.

               The Company's fiscal year shall be the calendar year.

                                       V.

                         MANAGEMENT; EXECUTION OF LEGAL
                     INSTRUMENTS; OTHER VENTURES; INDEMNITY

Section 5.1 Management.


     (a) The Company shall at all times be managed by two (2) managers (individually, a "Manager" and together, the "Managers"), who shall initially be RST and WST. One (1) Manager shall at all times be designated by RST, and the other Manager shall at all times be designated by WST. For so long as RST has not suffered a Disabling Event, withdrawn from the Company, or become incapacitated, RST shall be a Manager and, for so long as WST has not suffered a Disabling Event, withdrawn from the Company, or has become incapacitated, WST shall be the other Manager. Any decision, determination, action, designation, direction, appointment, consent, approval, selection, and the like to be taken, made, or given by the Managers under this Agreement or in respect of the Company, its assets or its liabilities, shall be taken, made, or given only upon the unanimous vote or consent of both Managers; provided, however, that each Manager may delegate to the other Manager the full authority to act alone and make all decisions, determinations, designations, appointments, and selections, and give all directions, consents, and approvals by and/or with respect to the Company.

     (b) To the fullest extent permitted by the Limited Liability Company Law, the Members hereby acknowledge that the Managers shall have no fiduciary duty or liability to the Company or to the Members provided that the Managers act in good faith reliance on the terms and conditions of this Agreement. Accordingly, the Members acknowledge and agree that the Managers have the right to take any and all actions in respect of any other direct or indirect interest in the Subsidiary Partnership owned by the Managers, as they determine in their sole discretion.


Section 5.2 Compensation of Members.

            Except as approved by the Managers, no Member or Affiliate of a Member shall receive any compensation or guaranteed payment for services rendered to or performed for or on behalf of the Company.

Section 5.3 Execution of Legal Instruments.

            The Managers may from time to time designate one (1) or more Persons (who need not be Members) as authorized signatories of the Company, and all legal instruments affecting the Company or Company property, need be executed by, and only by, the Managers, or that Person or those Persons so designated in writing by the Managers, and such designated Person's(s') signature(s) shall be sufficient to bind the Company and its properties.

Section 5.4    Other Ventures.

               The Members acknowledge that each of them and their Affiliates may have interests in other present or future ventures, including ventures that are competitive with the Company, and that, notwithstanding its status as a Member in the Company, a Member and its Affiliates shall be entitled to obtain and/or continue their respective individual participation in all such ventures without (i) accounting to the Company or the other Member for any profits with respect thereto, (ii) any obligation to advise the other Member of business opportunities for the Company which may come to its or its Affiliate's attention as a result of its or its Affiliate's participation in such other ventures or in the Company, and (iii) being subject to any claims whatsoever on account of such participation.

Section 5.5    Indemnity and Reimbursement.

               The Company shall and does hereby indemnify, defend, and hold harmless the Managers and the Members from any claim, demand, or liability, and from any loss, cost, or expense including, but not limited to, attorneys' fees and court costs, which may be asserted against, imposed upon, or suffered by them by reason of any act performed for or on behalf of the Company, or in furtherance of the Company's business, to the extent authorized hereby, or by reason of any omission, except acts or omissions that constitute fraud or material breach of this Agreement or except as otherwise prohibited by the Limited Liability Company Law. Except for acts or omissions constituting fraud or material breach of this Agreement or except as otherwise provided in the Limited Liability Company Law, no Manager or Member shall be liable to the Company or to the Members (and the interest of each Manager or Member in the Company, and in its property and assets, shall interest of each manager or member in the Company, and in its property and assets, shall be free of any claims by the Company or the Members) by reason of any act performed for or on behalf of the Company, or in furtherance of the Company's business, or by reason of any omission. Any indemnity under this Section 5.5 shall be provided out of and to the extent of Company assets only, and no member shall have any personal liability on account thereof. The indemnity provided under this Section 5.5 shall survive the liquidation, dissolution, and termination of the Company and the termination of this Agreement.

Section 5.6    Tax Matters Partner.

               As used in the Agreement, "Tax Matters Partner" has the meaning set forth in Section 6231(a)(7) of the Code. RST is hereby designated Tax Matters Partner for the Company. The Tax Matters Partner shall comply with the requirements of Sections 6221 through 6231 of the Code applicable to a Tax Matters Partner.

Section 5.7    Limited Liability.

               Except as otherwise provided by the Limited Liability Company Law, the debts, obligations and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member of the Company. If and to the extent a Member's contribution shall be fully paid, such Member shall not, except as required by the express provisions of the Limited Liability Company Law regarding repayment of sums wrongfully distributed to Members, be required to make any further contributions.

                                      VI.

                        TRANSFERS OF MEMBERSHIP INTERESTS.

Section 6.1    General Restrictions on Dispositions.

       (a) Except with the prior written consent of the Managers or except as provided herein, a Member may not Transfer all or any part or portion of his Membership Interest or any interest therein. Any action contrary to the preceding sentence shall be null and void and ineffective for all purposes; provided, however, that any attempted action contrary to the preceding sentence shall be a material breach of this Agreement.

       (b) A Member may, without the consent of the Managers but subject to the terms and conditions of the Subsidiary Partnership Agreement, Transfer all or any part of his Membership Interest to (i) one or more members of such Member's Immediate Family, (ii) a Family Trust in respect of one or more members of such Members' Immediate Family, or (iii) an entity consisting of or owned entirely by one or more of the foregoing Persons; provided, however, that such assignor Member shall retain not less than a one percent (1%) Percentage Interest during his lifetime.

Section 6.2    Substitution of Members.

               Regardless of compliance with any of the provisions hereof (including, without limitation, the provisions of Article VII hereof) permitting the Transfer of a Membership Interest, no Transfer of a Membership Interest shall be recognized by or be binding upon the Company unless:

               (i) such instruments as may be required by the Limited Liability Company Law or other applicable law or to effect the continuation of the Company and the Company's ownership of its properties are executed and delivered and/or filed;

               (ii) the instrument of assignment binds the assignee to all of the terms and conditions of this Agreement, and all amendments thereto, as if the assignee were a signatory party hereto and, if determined by the Managers to be required, does not release the assignor from any liability or obligation of the Membership Interest being Transferred;

               (iii) the instrument of assignment is manually signed by the assignee and assignor and is otherwise acceptable in from and substance to the Managers; and

               (iv) such assignment or alienation shall not be prohibited by, or cause a breach of, or cause events unacceptable to the Managers, to occur pursuant to, any agreement or understanding by which the assignor or the assignee, or any properties of the Company or the Company itself is bound or affected.

                An assignee of a Membership Interest pursuant to an assignment permitted in this Agreement may, subject to the provisions of this Article VI, be admitted as a member in the Company in the place and stead of the assignor Member in respect of the Membership Interest acquired from the assignor Member and shall have all of the rights, powers, obligations, and liabilities, and be subject to all of the restrictions, of the assignor Member, including, without limitation, but without release of the assignor Member, the liability of the assignor Member for any existing unperformed obligations of the assignor Member. Each of the Members, on behalf of himself and his successors and assigns, HEREBY AGREES AND CONSENTS to the admission of any such additional members as herein provided.


                                      VII.

                       DEATH, INSANITY, BANKRUPTCY, ETC.

Section 7.1     Definitions.

                For purposes of this Article VII:

                (i) a "Disabling Event" means, with respect to a Member, such Member's (A) in the case of a Member that is a natural Person, death, (B) Bankruptcy, (C) in the case of a Member who is a natural Person, the entry by a court of competent jurisdiction adjudicating him incompetent to manage his Person or his property, (D) in the case of a Member who is acting as a Member by virtue of being a trustee of a trust, the termination of the trust, (but not merely the substitution of a new trustee), (E) in the case of a Member that is a separate partnership, the dissolution and commencement of winding up of the separate partnership, or (F) in the case of a Member that is a separate corporation, the filing of a certificate of dissolution, or its equivalent, for the separate corporation or the revocation of its charter and the expiration of ninety (90) Days after the date of notice to the corporation of revocation without a reinstatement of its charter;

                (ii) a "Disabled Member" shall be a Member who has suffered a Disabling Event; and

                (iii) an "Event of Withdrawal" means, with respect to a Member, such Member's retirement, resignation, or other withdrawal from the Company pursuant to the Limited Liability Company Law or any other event (which is not a Disabling Event) that causes a Member to cease to be a Member under the Limited Liability Company Law.

Section 7.2     Disabling Event or Event of Withdrawal in Respect of a Member.

      (a) Upon the occurrence of a Disabling Event or Event of Withdrawal in respect of a Member, the Company shall not dissolve but shall be continued in accordance with this Agreement.




                                      12.

     (b) The Successor to a Disabled Member shall have the rights of an assignee of the Disabled Member's Membership Interest, but shall not be admitted to the Company as a Member in respect thereof except in accordance with Section 6.2 above.

Section 7.3 Waiver of Dissolution if Transfer is in Full Compliance with
            Agreement; Negation of Right to Dissolve Except as Herein Provided; No Withdrawal.

     (a) Each of the Members hereby waives his right to terminate or cause the dissolution and winding-up of the Company (as such right is or may be provided under the Limited Liability Company Law) upon the Transfer of any Member's Membership Interest.

     (b) No Member shall have the right to terminate this Agreement or dissolve the Company by such Member's express will.

     (c) No Member shall any have the right to retire, resign, or otherwise withdraw from the Company and have the value of such Member's Membership Interest ascertained and receive an amount equal to the value of such Membership Interest.

                                     VIII.

                          WINDING UP; LIQUIDATION AND
                           TERMINATION OF THE COMPANY.

Section 8.1 Liquidation of the Assets of the Company and Disposition of the
            Proceeds Thereof.

     (a) Upon the dissolution of the Company, the Managers shall proceed to wind up the affairs of the Company, liquidate the property and assets of the Company, and terminate the Company. The proceeds of a liquidation pursuant to this Section 8.1(a) shall be applied and distributed in the following order of priority:

            (1)     to the expenses of liquidation; and then

            (2) to the payment of the debts and liabilities of the Company, but excluding debts or liabilities owing to Members; and then

            (3) to the establishment of any reserves that the Managers deem necessary or appropriate to provide for any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company (which reserves may be held by a liquidating trust for the benefit of the Members for the purpose of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseeable liabilities of the Company); provided, however, that after the expiration of a reasonable period, any excess reserves remaining shall be distributed in the manner hereinafter provided in this Section 8.1(a); and then

            (4) to the satisfaction of any obligation of the Company to the Members not otherwise provided for in this Section 8.1(a); and then

               (5) to the Members in accordance with and in proportion to their respective Capital Account balances.

          (b) A reasonable time shall be allowed for the orderly liquidation of the property and assets of the Company and the payment of the debts and liabilities of the Company in order to minimize the losses normally attendant upon a liquidation.

Section 8.2    Cancellation of Articles of Organization.

               After the affairs of the Company have been wound up, the property and assets of the Company have been liquidated, and the proceeds thereof have been applied and distributed as provided in Section 8.1(a) hereof, and the Company has been terminated, the Managers shall execute and file a Certificate of Dissolution to effect the cancellation, of record, of the Articles of Organization of the Company.

Section 8.3    Return of Capital.

               Anything in this Agreement to the contrary notwithstanding, neither Member shall be personally liable for the return of the capital contributions or Capital Account of the other Member, or any portion thereof, it being expressly understood that any such return shall be made from and to the extent of Company assets.

                                       IX.

                               POWER OF ATTORNEY.

               Each Member hereby constitutes and appoints the Managers, his true and lawful attorneys-in-fact with full power of substitution, and with power and authority to act in his name and on his behalf, to make, execute and deliver, swear to, acknowledge, file, and record:

          (a) this Agreement (and copies hereof) and amendments hereto or restatements hereof adopted pursuant to the provisions hereof (including, without limitation, any such amendment required upon the admission of a substituted or additional member; the continuation of this Company, the formation of a successor company, or the doing of any act requiring the amendment of this Agreement under the Limited Liability Company Law or under the applicable laws of any other jurisdiction in which the Managers deem such action to be necessary or desirable, or by any regulatory agency) and, upon termination of the Company (or its successor), a certificate or agreement of dissolution and termination, as and if the same may be required by applicable law, or by any regulatory agency;

          (b) the Articles of Organization (and copies thereof) and any amendments thereto or restatements thereof adopted pursuant to the provisions hereof (including, without limitation, any amendment required upon the admission of a substituted or additional member, the continuation of the Company, the formation of a successor company, or the doing of any act requiring the amendment of the Articles of Organization under applicable law or regulatory agency, or the filing of new or restated or amended Articles of Organization (or amendment thereto) after the filing of a Certificate of Dissolution, a cancellation, or the like, to evidence a new or changed constituency of, or a termination of, the Company, as the Managers deem said filing to be necessary or desirable);

          (c) any certificate of fictitious or assumed name and any amendment thereto, if required by law;

          (d) any other certificates or instruments as may be required under applicable laws or by any regulatory agency, as the Managers deem necessary or desirable;

          (e) all such other instruments as the Managers deem necessary or desirable to carry out the provisions hereof in accordance with the terms hereof; and

          (f)  any document(s) to confirm the foregoing.

               Such attorneys-in-fact shall, as such, have the right, power, and authority as such to amend or modify this Agreement and all certificates and the like required when acting in such capacity, so long as such amendment, modification, and/or filing is(are) specifically permitted by this Agreement.

               The power of attorney granted in this Article IX (and each other power of attorney granted under or pursuant to this Agreement) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the Transfer by a Member of his Membership Interest and shall survive his insanity, disability, incapacity, incompetency, Bankruptcy, and death and may be exercised by the attorneys-in fact by their signatures on behalf of all Members.

                                       X.

                                 MISCELLANEOUS.

Section 10.1   Exculpation.

               Except in the event of fraud or material breach of this Agreement, the doing of any act or the failure to do any act by either of the Managers or Members, the effect of which may cause or result in loss or damage to the Company, if done in good faith to promote the interests of the Company and if not done in violation of the provisions of this Agreement or the Limited Liability Company Law, shall not subject such Manager or Member, or the other Manager or Member, to any personal liability.

Section 10.2   Notices.

          (a) Any and all notices, consents, offers, elections, and other communications (hereinafter sometimes referred to collectively as the "Communications") required or permitted under this Agreement shall be deemed adequately given only if in writing.

          (b) All Communications to be given hereunder shall be given or served only if addressed to a Member at his address set forth in the records of the Company, and if delivered by hand or delivered by certified mail, return receipt requested, or Federal Express or similar expedited overnight commercial carrier. All such Communications shall be deemed to have been properly given or served, if delivered in hand, when received, if mailed, on the date of receipt or of refusal to accept shown on the return receipt, and if delivered by Federal Express or similar expedited overnight commercial carrier, on the date that is one (1) Day after the date upon which the same shall have been delivered to Federal Express or similar expedited overnight commercial carrier, addressed to the recipient, with all shipping charges prepaid, provided that the same is actually received (or refused) by the recipient in the ordinary course.

          (c) By giving to the other parties written notice thereof, the parties hereto and their respective successors and assigns shall have the right from time to time and at any time during the term of this Agreement to change their respective addresses effective upon receipt by the other parties of such notice and each shall have the right to specify as his address any other address within the United States of America.

Section 10.3   Applicable Law.

               This Agreement shall be governed by and construed in accordance with, the laws (other than the law governing choice of law) of the State of Michigan. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Limited Liability Company Law, the provision of this Agreement shall control and take precedence.

Section 10.4   Entire Agreement.

               This Agreement contains the entire agreement between the parties hereto relative to the Company.

Section 10.5   Word Meanings; Gender.

               The words such as "herein," "hereinafter," "hereof," and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

Section 10.6   Section Titles.

               Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

Section 10.7   Waiver.

               No consent or waiver, express or implied, by either Member to or of any breach or default by the other Member in the performance by such other Member of his obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligation of such Member hereunder. Failure on the part of either Member to object to any act or failure to act of the other Member or to declare such other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by such Member of his rights hereunder.

Section 10.8   Separability of Provisions.

               Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable, or illegal under any existing or future law, such invalidity, unenforceability, or illegality shall not impair the operation of or effect those portions of this Agreement that are valid, enforceable, and legal.

Section 10.9   Binding Agreement.

               Subject to the restrictions on Transfers set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned Members and their respective permitted heirs, executors, personal representatives, successors, and assigns. Whenever, in this instrument, a reference to any party or Member is made, such reference shall be deemed to include a reference to the permitted successors and assigns of such party or Member.

Section 10.10  Equitable Remedies.

               The rights and remedies of the Members hereunder shall not be mutually exclusive, i.e., the exercise of a right or remedy under any given provision hereof shall not preclude or impair exercise of any other right or remedy hereunder. Each of the Members confirms that damages at law may not always be an adequate remedy for a breach or threatened breach of this Agreement and agrees that, in the event of a breach or threatened breach of any provision hereof, the respective rights and obligations hereunder shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other for a breach or threatened breach of any provision hereof.

Section 10.11  Amendment.

               A proposed amendment in any respect to this Agreement may be adopted and effective as an amendment hereto only upon the written agreement of the Members.

Section 10.12  No Third Party Rights Created Hereby.

               The provisions of this Agreement are solely for the purpose of defining the interests of the Members, inter se; no other Person, firm, or entity (i.e., a party who is not a signatory hereto or a permitted successor to such signatory hereto) shall have any right, power, title, or interest by way of subrogation or otherwise, in and to the rights, powers, titles, and provisions of this Agreement.

Section 10.13  Additional Acts and Instruments.

               Each Member hereby agrees to do such further acts and things and to execute any and all instruments necessary or desirable and as reasonably required in the future to carry out the full intent and purpose of this Agreement.

Section 10.14  Agreement in Counterparts.

               This Agreement may be executed in two (2) or more counterparts each of which as so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all the parties are not signatory to the original or the same counterpart; provided, however, that no provision of this Agreement shall become effective and binding unless and until all parties hereto have duly executed this Agreement, at which time this Agreement shall then become effective and binding as of the date first above written.

Section 10.15  Attorneys-in-Fact.

               Any Member may execute a document or instrument or take any action required or permitted to be executed or taken under the terms of this Agreement by and through an attorney-in-fact duly appointed for such purpose (or for purposes including such purpose) under the terms of a written power of attorney (including any power of attorney granted herein).

               IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                             Robert S. Taubman
                                             -----------------------------------
                                             ROBERT S. TAUBMAN


                                             William S. Taubman
                                             -----------------------------------
                                             WILLIAM S. TAUBMAN

                                                                       EXHIBIT 4



                                PROMISSORY NOTE

$4,500,000                                                     Detroit, Michigan
                                                                 November 6,1998

     On November 6,2003, FOR VALUE RECEIVED, the undersigned, R&W-TRG LLC, a Michigan limited liability company (herein called "Borrower"), promises to pay to the order of COMERICA BANK, a Michigan banking corporation (herein called "Bank"), in lawful currency of the United States of America at the main office of Bank, Four Million Five Hundred Thousand Dollars ($4,500,000). Borrower shall also pay interest thereon as hereinafter set forth.

     On January 15 of each year, commencing January 15, 1999, Borrower shall make a mandatory prepayment of the principal of this Note in an amount equal to sixty percent (60%) of Excess Cash Flow for the prior calendar year.

     This Note and the indebtedness hereunder shall bear interest at the Eurodollar-based Rate or the Prime-based Rate or the Fixed Rate, as elected by the Borrower pursuant to the terms hereof, or as otherwise determined under this Note.

     Interest on any portion of the principal indebtedness hereunder with respect to which the Applicable Interest Rate is the Prime-based Rate or the Fixed Rate shall be payable on the first day of each January, April, July and October, commencing January 1, 1999, and at maturity. Interest accruing at the Prime-based Rate or the Fixed Rate shall be computed on the basis of a year of 360 days, and shall be assessed for the actual number of days elapsed, and in such computation (as to interest accruing at the Prime-based Rate), effect shall be given to any change in the Prime-based Rate as a result of any change in the Prime-based Rate on the date of each such change.

     Interest on any portion of the principal indebtedness hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate shall be payable on the last day of the Interest Period applicable thereto; provided, however, that if such Interest Period is longer than three months, interest shall be payable at intervals of three months from the first day of such Interest Period and on the last day of such Interest Period. Interest accruing at the Eurodollar based Rate shall be computed on the basis of a 360 day year and shall be assessed for the actual number of days elapsed from the first day of the Interest Period applicable thereto but not including the last day thereof.

     From and after the occurrence of any Event of Default hereunder, or any condition or event which, with the giving of notice or the running of time, or both, would constitute an Event of Default, and so long as any such Event of Default or such condition or event remains unremedied or uncured thereafter, the indebtedness outstanding under this Note shall bear interest at a per annum rate of three percent (3%) above the otherwise Applicable Interest Rate, or, following election of the Fixed Rate Option, the greater of three percent (3%) above the Prime Rate or three percent (3%) above the Fixed Rate, which interest shall be payable upon demand.

     Subject to the terms of this Note, Borrower may elect from time to time the Eurodollarbased Rate for all or any portion greater than Two Hundred Fifty Thousand Dollars ($250,000) of the indebtedness outstanding under this Note by delivering to Bank a Notice of Term Rate executed by an authorized officer of Borrower setting forth:

          (a) the principal amount of said indebtedness which is to bear interest at such Eurodollar-based Rate;

          (b)  the proposed effective date for such Eurodollar-based Rate; and

          (c) the duration of the Eurodollar Interest Period applicable thereto.

Each such notification must be in writing and delivered to Bank by 12:00 noon, Detroit time, three (3) Business Days prior to the aforesaid proposed effective date. If Bank shall not receive a timely Notice of Term Rate with regard to any portion of the principal indebtedness outstanding hereunder for which the Applicable Interest Rate is the Eurodollar-based Rate, such principal amount which is not then prepaid shall bear interest at the Prime-based Rate. Subject to the terms hereof, provided that no Event of Default shall have occurred and be continuing, Borrower may, on any Business Day, convert the Applicable Interest Rate with respect to any portion of the principal indebtedness outstanding hereunder to another Applicable Interest Rate, provided that any conversion with respect to any such portion while the Applicable Interest Rate is the Eurodollar-based Rate shall be made only on the last Business Day of the then current Interest Period. If Borrower desires to convert an Applicable Interest Rate, it shall give the Bank irrevocable written notice thereof not less than three (3) Business Days prior to the effective date of any such change specifying the date of such conversion, the Applicable Interest Rate elected and, if the conversion is into the Eurodollar-based Rate, the duration of the first Interest Period therefor.

     Borrower may elect (the "Fixed Rate Option") to have the entire principal balance of this Note bear interest at a Fixed Rate for the then remaining term of this Note. In order to elect a Fixed Rate the Borrower shall give to the Bank written notice thereof at least two (2) Business Days prior to the date such Fixed Rate is to become effective. The Borrower may not revoke any such notice without the Bank's prior written consent.

     Borrower may prepay all or any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Prime-based Rate at any time. Borrower may prepay all or part of any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate on the last day of the Interest Period applicable thereto, provided that the amount of any such partial prepayment shall be at least Two Hundred Fifty Thousand Dollars ($250,000), or, if greater, in integral multiples thereof, and the aggregate balance of any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Eurodollarbased Rate outstanding after such prepayment shall be at least Two Hundred Fifty Thousand Dollars ($250,000). Any prepayment made in accordance with this paragraph shall be without premium or penalty. Any other prepayment shall be otherwise restricted by and subject to the terms of this Note. All such prepayments shall be applied to the principal installments due hereunder in the inverse order of their maturities.

     Borrower may prepay any portion of this Note bearing interest at a Fixed Rate in whole or in multiples of Two Hundred Fifty Thousand Dollars ($250,000) upon payment to the Bank of the sum of $500 plus the sum of the discounted net present values of the interest payments that would otherwise be payable on the principal amount being prepaid, after reducing each such interest payment by the amount of interest that would be payable on its respective due date if the principal being prepaid were reinvested at the Current Market Rate therefor. For these purposes "Current Market Rate" shall mean a per annum interest rate equal to 1/2 of 1% above the rate reasonably determined by the Bank (based on quotations from established dealers) to be in effect two days prior to the repayment date in the secondary market for United States treasury securities of a comparable amount and with a comparable term to maturity as the principal amount being prepaid. For the purposes of computation, the discount rate for each computation will be the Current Market Rate for the relevant principal installment. Upon any involuntary prepayment of all or any part of this Note, Borrower shall pay to the Bank a prepayment premium equal to the prepayment premium which would be due and payable if the Borrower had voluntarily elected to prepay such amount on such date. Each partial prepayment of this Note shall be applied to the principal payments due hereunder in the inverse order of their maturities.

     Subject to the definition of an "Interest Period" hereunder, in the event that any payment under this Note becomes due and payable on any day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day, and, to the extent applicable, interest shall continue to accrue and be payable thereon during such extension at the rates set forth in this Note.

     All payments to be made by Borrower to Bank under or pursuant to this Note shall be in immediately available funds, without setoff or counterclaim, and in the event that any payments submitted hereunder are in funds not available until collected, said payments shall continue to bear interest until collected. Borrower hereby authorizes Bank to charge any account of Borrower with Bank for all sums due hereunder when due in accordance with the terms hereof.

     If Borrower makes any payment of principal with respect to any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate on any day other than the last day of the Interest Period applicable thereto (whether voluntarily, by acceleration, or otherwise), or if Borrower fails to make any payment of principal or interest in respect of any portion of the principal outstanding under this Note for which the Applicable Interest Rate is the Eurodollar-based Rate when due, Borrower shall reimburse Bank on demand for any resulting loss, cost or expense incurred by Bank as a result thereof, including, without limitation, any such loss, cost or expense incurred in obtaining, liquidating, employing or redeploying deposits from third parties. Such amount payable by Borrower to Bank may include, without limitation, an amount equal to the excess, if any, of (a) the amount of interest which would have accrued on the amount so prepaid, or not so refunded or converted, for the period from the date of such prepayment or of such failure to refund or convert, through the last day of the relevant Interest Period, at the applicable rate of interest for said portion provided under this Note, over (b) the amount of interest (as reasonably determined by Bank) which would have accrued to Bank on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. Calculation of any amounts payable to Bank under this paragraph shall be made as though Bank shall have actually funded or committed to fund the relevant portion of the principal outstanding under this Note with respect to which the Applicable Interest Rate is the Eurodollar-based Rate through the purchase of an underlying deposit in an amount equal to the amount of such portion and having a maturity comparable to the relevant Interest Period; provided, however, that Bank may fund any such portion in any manner it deems fit and the foregoing assumptions shall be utilized only for the purpose of the calculation of amounts payable under this paragraph. Upon the written request of Borrower, Bank shall deliver to Borrower a certificate setting forth the basis for determining such losses, costs and expenses, which certificate shall be conclusively presumed correct, absent manifest error.

     For any Interest Period for which the Applicable Interest Rate is the Eurodollar-based Rate, if Bank shall designate a Eurodollar Lending Office which maintains books separate from those of the rest of Bank, Bank shall have the option of maintaining and carrying the relevant portion of the principal outstanding under this Note with respect to which the Applicable Interest Rate is the Eurodollar-based Rate on the books of such Eurodollar Lending Office.

     If, with respect to any Interest Period, Bank determines that, by reason of circumstances affecting the foreign exchange and interbank markets generally, deposits in Eurodollars in the applicable amounts are not being offered to the Bank for such Interest Period, then Bank shall forthwith give notice thereof to the Borrower. Thereafter, until Bank notifies Borrower that such circumstances no longer exist, the right of Borrower to elect the Eurodollar-based Rate shall be suspended.

     If, after the date hereof, the introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by Bank (or its Eurodollar Lending Office) with any request or directive (whether or not having the force of law) of any such authority, shall make it unlawful or impossible for the Bank (or its Eurodollar Lending Office) to make or maintain any indebtedness outstanding hereunder with interest at the Eurodollar-based Rate, Bank shall forthwith give notice thereof to Borrower. Thereafter, (a) the right of Borrower to elect the Eurodollar-based rate hereunder shall be suspended, and thereafter, Borrower may select only the Prime-based Rate or the Fixed Rate as the Applicable Interest Rate hereunder, and (b) If bank may not lawfully continue to maintain any outstanding indebtedness hereunder at the Eurodollar-based Rate to the end of the then current Interest

Period applicable thereto, the Prime-based Rate shall be the Applicable Interest Rate for the remainder of such Interest Period.

     If the adoption after the date hereof, or any change after the date hereof in, any applicable law, rule or regulation of any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Bank (or its Eurodollar Lending Office) with any request or directive (whether or not having the force of law) made by any such authority, central bank or comparable agency after the date hereof:

     (a) shall subject Bank (or its Eurodollar Lending Office) to any tax, duty or other charge with respect to this Note or shall change the basis of taxation of payments to Bank (or its Eurodollar Lending Office) of the principal of or interest or any other amounts due under this Note in respect thereof (except for changes in the rate of tax on the overall net income of Bank or its Eurodollar Lending Office imposed by the jurisdiction in which Bank's principal executive office or Eurodollar Lending Office is located); or

     (b) shall impose, modify or deem applicable any reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by Bank (or its Eurodollar Lending Office) or shall impose on Bank (or its Eurodollar Lending Office) or the foreign exchange and interbank markets any other condition affecting this Note;

and the result of any of the foregoing is to increase the cost to Bank of maintaining any part of the indebtedness hereunder or to reduce the amount of any sum received or receivable by Bank under this Note by an amount deemed by the Bank to be material, then Bank shall promptly notify Borrower of such fact and demand compensation therefor, and, within fifteen (15) days of such notice, Borrower agrees to pay to Bank such additional amount or amounts as will compensate Bank for such increased cost or reduction. A certificate of Bank, prepared in good faith and in reasonable detail by Bank and submitted by the Bank to the Borrower, setting forth the basis for determining such additional amount or amounts necessary to compensate Bank shall be conclusive and binding for all purposes, absent manifest error in computation.

     In the event that any applicable law, treaty, rule or regulation (whether domestic or foreign) now or hereafter in effect and whether or not presently applicable to the Bank, or any interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by the Bank with any guideline, request or directive of any such authority (whether or not having the force of law), including any riskbased capital guidelines, affects or would affect the amount of capital required or expected to be maintained by the Bank (or any corporation controlling the Bank), and the Bank determines that the amount of such capital is increased by or based upon the existence of any obligations of the Bank hereunder and such increase has the effect of reducing the rate of return on the Bank's (or such controlling corporation's) capital as a consequence of such obligations to a level below that which the Bank (or such controlling corporation) could have achieved but for such circumstances (taking into consideration its policies with respect to capital adequacy) by an amount deemed by the Bank to be material, then the Borrower shall pay to the Bank, within fifteen (15) days of Borrower's receipt of written notice from Bank demanding such compensation, additional amounts sufficient to compensate the Bank (or such controlling corporation) for any increase in the amount of capital and reduced rate of return which the Bank reasonably determines to be allocable to the existence of any obligations of the Bank hereunder. A certificate of Bank as to the amount of such compensation, prepared in good faith and in reasonable detail by the Bank and submitted by the Bank to the Borrower, shall be conclusive and binding for all purposes absent manifest error in computation.

     Upon the occurrence and during the continuance of any Event of Default, Bank may at any time and from time to time, without notice to the Borrower (any requirement for such notice being expressly waived by the Borrower), set off and apply against any and all of the indebtedness of Borrower to Bank any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Bank to or for the credit or the account of the Borrower and any property of the Borrower from time to time in possession of Bank, irrespective of whether or not Bank shall have made any demand hereunder and although such obligations may be contingent and unmatured. The rights of Bank under this paragraph are in addition to other rights and remedies (including other rights of setoff) which Bank may otherwise have.

     Upon the occurrence of any Event of Default, Bank may declare this Note due forthwith or otherwise collect, deal with and dispose of all or any part of any security in any manner permitted or authorized by the Michigan Uniform Commercial Code or other applicable law (including public or private sale) and after deducting expenses (including reasonable attorneys' fees and expenses), Bank may apply the proceeds and any deposits or credits in part or full payment of any of said liabilities, whether due or not, in any manner or order Bank elects.

     Borrower agrees to deliver to Bank, so long as any indebtedness remains outstanding hereunder, within ninety (90) days after and as of the end of each fiscal year of Borrower, annual financial statements for such fiscal year prepared by Borrower and certified by a senior officer of Borrower, including balance sheet and income statements.

     For the purposes of this Note, the following terms have the following meanings:

     "Applicable Interest Rate" means the Eurodollar-based Rate or the Prime-based Rate or the Fixed Rate, as selected by Borrower from time to time subject to the terms and conditions of this Note.

     "Applicable Margin" shall mean one and one-half percent (1-1/2%).

     "Business Day" means any day, other than a Saturday, Sunday or holiday, on which Bank is open for all or substantially all of its domestic and international business (including dealings in foreign exchange) in Detroit, Michigan.

     "Eurodollar-based Rate" means a per annum interest rate which is equal to the sum of the Applicable Margin plus the quotient of:

     (a) the per annum interest rate at which Bank's Eurodollar Lending Office offers deposits to prime banks in the eurodollar market in an amount comparable to the relevant principal portion outstanding hereunder and for a period equal to the relevant Interest Period at or about 11:00 a.m. (Detroit, Michigan time) (or as soon thereafter as practical) two
          (2) Business Days prior to the first day of such Interest Period;

          divided by

     (b) a percentage equal to 100% minus the maximum rate on such date at which Bank is required to maintain reserves on "Euro-currency Liabilities" as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System or, if such regulation or definition is modified, and as long as Bank is required to maintain reserves against a category of liabilities which includes eurodollar deposits or includes a category of assets which includes eurodollar loans, the rate at which such reserves are required to be maintained on such category.

     "Eurodollar Lending Office" means Bank's office located in the Grand Cayman Islands, British West Indies, or such other branch of Bank, domestic or foreign, as it may hereafter designate as its Eurodollar Lending Office by notice to Borrower.

     "Excess Cash Flow" shall mean seventy-five percent (75%) of the sum of all cash distributions paid by TRG to Borrower in any calendar year with respect to the TRG Units, minus all interest paid by Borrower under this Note and the Other Note during such year.

     "Event of Default" means the occurrence of any one of the following:

     (a) Borrower shall fail to pay the principal or interest hereunder or under the Other Note or shall fail to pay any other amount owing by Borrower to Bank, whether under this Note or otherwise, when due in accordance with the terms hereof or thereof, and continuance of such default for five (5) calendar days following notice thereof by Bank to Borrower;

     (b) Borrower shall default in any other indebtedness for borrowed money in excess of $25,000, and such default shall continue beyond any applicable grace or cure period;

     (c) any representation, warranty, certification or statement made by Borrower herein or in any certificate, financial statement or other document or agreement delivered to Bank pursuant hereto shall prove to be untrue in any material respect;

     (d) Borrower shall fail to observe or perform any condition, covenant or agreement of Borrower set forth in any loan or security agreement or other agreement with Bank, other than as provided in subparagraph (a) above, and Borrower shall fail to cure such failure within any grace or cure period provided with respect thereto;

     (e) Borrower shall make any assignment for the benefit of creditors, or there shall be commenced any bankruptcy, receivership, insolvency, reorganization, dissolution or liquidation proceedings by or against Borrower, or the entry of any judgment, levy, attachment, garnishment or other process, or the filing of any lien against the Borrower, which proceeding, if involuntary, judgment, levy, attachment, garnishment or other process shall not be discharged, dismissed, vacated or otherwise stayed by the Borrower within forty-five (45) days after the commencement or filing thereof, as applicable; or

     (f) Taubman or the Trust shall revoke the Guaranty or disavow any of his/its obligations thereunder.

     "Fixed Rate" shall mean a per annum interest rate which is acceptable to and offered by Bank and selected by Borrower. Any Fixed Rate shall be mutually agreeable to both Borrower and Bank.

     "Guaranty" shall mean the Guaranty of this Note dated as of the date hereof, executed and delivered by Taubman and the Trust.

     "Interest Period" means a period of one (1) month, two (2) months, three
(3) months, six (6) months or twelve (12) months, as selected by Borrower pursuant to the terms of this Note, commencing on the effective date of an election of the Eurodollar-based Rate, provided that:

     (a) any Interest Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day, except that if the next succeeding Business Day falls in another calendar month, the Interest Period shall end on the next preceding Business Day, and when an Interest Period begins on a day which has no numerically corresponding day in the calendar month during which such Interest Period is to end, it shall end on the last Business Day of such calendar month, and

     (b)  no Interest Period shall extend beyond the maturity date of this Note.

     "Notice of Term Rate" means a Notice of Term Rate in the form annexed to this Note as Exhibit "A".

     "Other Note" shall mean the $3,000,000 Promissory Note dated as of the date hereof from Borrower as maker to Bank as payee.

     "Prime Rate" means the per annum interest rate established by Bank as its prime rate for its borrowers, as such rate may vary from time to time, which rate is not necessarily the lowest rate on loans made by Bank at any such time.

     "Prime-based Rate" shall mean a per annum interest rate which is equal to the greater of (i) the Prime Rate; or (ii) the rate of interest equal to the sum of (a) one percent (1%) and (b) the rate of interest equal to the average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers (the "Overnight Rates"), as published by the Federal Reserve Bank of New York, or, if the overnight Rates are not so published for any day, the average of the quotations for the Overnight Rates received by Bank from three (3) Federal funds brokers of recognized standing selected by Bank, as the same may be changed from time to time. Effect shall be given to any change in the Prime-based Rate as a result of any change in the Prime Rate or Overnight Rates on the date of any such change in the Prime Rate or Overnight Rates, as applicable.

     "Taubman" means A. Alfred Taubman.

     "TRG" shall mean The Taubman Realty Group Limited Partnership, a Delaware limited partnership.

     "TRG Units" shall mean all partnership units of TRG now or in the future owned by Borrower.

     "Trust" shall mean the A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997, as the same may hereafter be amended from time to time.

     Borrower agrees to make all payments to Bank of any and all amounts due and owing by Borrower to Bank hereunder, including, without limitation, the payment of principal and interest on any Advance, on the date provided for such payment, in United States Dollars in immediately available funds at the office of Bank located at One Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48275, or such other address as Bank may notify Borrower in writing.

     No delay or failure of Bank in exercising any right, power or privilege hereunder shall affect such right, power or privilege, nor shall any single or partial exercise thereof preclude any further exercise thereof, or the exercise of any other power, right or privilege. The rights of Bank under this Agreement are cumulative and not exclusive of any right or remedies which Bank would otherwise have, whether by other instruments or by law.

     This Note has been deemed to have been delivered at Detroit, Michigan, and shall be governed by and construed and enforced in accordance with the laws of the State of Michigan. Whenever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     BORROWER AND THE BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS NOTE OR THE INDEBTEDNESS HEREUNDER.

                                        R&W-TRG LLC, a Michigan limited
                                        liability company

                                        By: /s/ William S. Taubman
                                           ------------------------------------
                                            William S. Taubman

                                        Its: Manager
                                            -----------------------------------

                                  EXHIBIT "A"

                              NOTICE OF TERM RATE


     With reference to the Promissory Note ("Note") dated November 6, 1998 in the original principal amount of $4,500,000 delivered by Borrower to the Bank, Borrower hereby elects as the Applicable Interest Rate for $________(1) of the principal outstanding under such Note the _________________(2) Rate. Such Applicable Interest Rate shall be effective on __________, ____, and the Interest Period applicable thereto, if any, shall be ___________________.(3)

     All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Note.

     Dated this ______day of ___________, ______.

                                        R&W-TRG LLC

                                        By:_____________________________


                                        Its:____________________________










___________________________

     (1) Must be at least $250,000.

     (2) Insert, as applicable, "Eurodollar-based" or Prime-based".

     (3) Insert, as applicable, "one month", "two months", "three months," "six months" or "twelve months."

                                                                  EXHIBIT 5

[COMERICA LOGO] GUARANTY

--------------------------------------------------------------------------------

As of November 6, 1998, the undersigned, for value received, unconditionally and absolutely guarantee(s) to Comerica Bank ("Bank"), a Michigan banking corporation, payment when due, whether by stated maturity, demand, acceleration or otherwise, of all existing and future indebtedness ("Indebtedness") to the Bank of R&W-TRG LLC, a Michigan limited liability company ("Borrower"), under the $4,500,000 Promissory Note dated as of the date hereof ("Note") from the Borrower as maker to the Bank as payee. Indebtedness includes without limit any and all indebtedness, obligations or liabilities under the Note for which Borrower would otherwise be liable to the Bank were it not for the invalidity, irregularity or unenforceability of them by reason of any bankruptcy, insolvency or other law or order of any kind, or for any other reason; any and all amendments, modifications, renewals and/or extensions of any of the above; and all costs of collecting indebtedness, including, without limit, attorney fees. Any reference in this Guaranty to attorney fees shall be deemed a reference to reasonable fees, charges, costs and expenses of both in-house and outside counsel and paralegals, whether or not a suit or action is instructed, and to court costs if a suit or action is instituted, and whether attorney fees or court costs are incurred at the trial court level, an appeal, in a bankruptcy, administrative or probate proceeding or otherwise. All costs shall be payable immediately by the undersigned when incurred by the Bank, without demand, and until paid shall bear interest at the highest per annum rate applicable to any of the Indebtedness, but not in excess of the maximum rate permitted by law.

1. LIMITATION: The total obligation of the undersigned under this Guaranty is UNLIMITED unless specifically limited in the Additional Provisions of this Guaranty, and this obligation (whether unlimited or limited to the extent specified in the Additional Provisions) shall include, IN ADDITION TO any limited amount of principal guaranteed, all interest on that limited amount, and all costs incurred by the Bank in collection efforts against the Borrower and/or the undersigned or otherwise incurred by the Bank in any way relating to the Indebtedness, or this Guaranty, including without limit attorney fees. The undersigned agree(s) that (a) this limitation shall not be a limitation on the amount of Borrower's Indebtedness to the Bank, (b) any payments by the undersigned shall not reduce the maximum liability of the undersigned under this Guaranty unless written notice to that effect is actually received by the Bank at, or prior to, the time of the payment, and (c) the liability of the undersigned to the Bank shall at all times be deemed to be the aggregate liability of the undersigned under this Guaranty and any other guaranties previously or subsequently given to the Bank by the undersigned and not expressly revoked, modified or invalidated in writing.

2. NATURE OF GUARANTY: This is a continuing guaranty of payment and not of collection and remains effective whether the Indebtedness is from time to time reduced and later increased or entirely extinguished and later reincurred.

3. APPLICATION OF PAYMENTS: The undersigned authorize(s) the Bank, either before or after termination of this Guaranty, without notice to or demand on the undersigned and without affecting the undersigned's liability under this Guaranty, from time to time to: (a) apply any security and direct the order or manner of sale; and (b) apply payments received by the Bank from the Borrower to any indebtedness of the Borrower to the Bank, in such order as the Bank shall determine in its sole discretion, whether or not this indebtedness is covered by this Guaranty, and the undersigned waive(s) any provision of law regarding application of payments which specifies otherwise.

4. SECURITY: The undersigned grant(s) to the Bank the right of setoff as to any and all property of the undersigned now or later in the possession of the Bank (but only exercisable upon and during the continuance of a default under the Note). The undersigned agree(s) that no security now or later held by the Bank for the payment of any indebtedness, whether from the Borrower, any guarantor, or otherwise, and whether in the nature of a security interest, pledge, lien, assignment, setoff, suretyship, guaranty, indemnity, insurance or otherwise, shall affect in any manner the unconditional obligation of the undersigned under this Guaranty, and the Bank, in its sole discretion, without notice to the undersigned, may release, exchange, enforce and otherwise deal with any security without affecting in any manner the unconditional obligation of the undersigned under this Guaranty. The undersigned acknowledge(s) and agree(s) that the Bank has no obligation to acquire or perfect any lien on or security interest in any asset(s), whether realty or personalty, to secure payment of the indebtedness, and the undersigned is (are) not relying upon any asset(s) in which the Bank has or may have a loan or security interest for payment of the indebtedness.

5. OTHER GUARANTORS: If any indebtedness is guaranteed by two or more guarantors, the obligation of the undersigned shall be several and also joint, each with all and also each with any one or more of the others and may be enforced at the option of the Bank against each severally, any two or more jointly, or some severally and some jointly. The Bank, in its sole discretion, may release any one or more of the guarantors for any consideration which it deems adequate, and may fail or elect not to prove a claim against the assets of any bankrupt, insolvent, incompetent or deceased guarantor; and after that, without notice to any guarantor, the Bank may extend or renew any or all indebtedness and may permit the Borrower to incur additional indebtedness, without affecting in any manner the unconditional obligation of the remaining guarantor(s).

6. TERMINATION: Any of the undersigned may terminate their obligation under this Guaranty as to future indebtedness (except as provided below) by (and only by) delivering written notice of termination to an officer of the Bank and receiving from an officer of the Bank written acknowledgement of delivery; provided, the termination shall not be effective until the opening of business on the fifth (5th) day ("effective date") following written acknowledgement of delivery. Any termination shall no affect in any way the unconditional obligations of the remaining guarantor(s), whether or not the termination is known to the remaining guarantor(s). Any termination shall not affect in any way the unconditional obligations of the terminating guarantor(s) as to any indebtedness existing at the effective date termination or any indebtedness created after that pursuant to any commitment or agreement of the Bank or pursuant to any Borrower loan with the Bank existing at the effective date of termination (whether advances or readvances by the Bank after the effective date of termination are optional or obligatory), or any modifications, extensions or renewals of any of this indebtedness, whether in whole or in part, and as to all of this indebtedness and modifications, extensions or renewals of it, this Guaranty shall continue effective until the same shall have been fully paid. The Bank has no duty to give notice of termination by any guarantor(s) to any remaining guarantor(s)

7. REINSTATEMENT: Notwithstanding any prior revocation, termination, surrender or discharge of this Guaranty (or of any lien, pledge or security interest securing this Guaranty) in whole or in part, the effectiveness of this Guaranty, and of all liens, pledges and security interests securing this Guaranty, shall automatically continue or be reinstated in the event that any payment received or credit given by the Bank in respect of the indebtedness is returned, disgorged or rescinded under any applicable state or federal law, including, without limitation, laws pertaining to bankruptcy or insolvency, in which case this Guaranty, and all liens, pledges and security interests securing this Guaranty, shall be enforceable against the undersigned as if the returned, disgorged or rescinded payment or credit had not been received or given by the Bank, and whether or not the Bank relied upon this payment or credit or changed its position as a consequence of it. In the event of continuation or reinstatement of this Guaranty and the liens, pledges and security interests securing it, the undersigned agree(s) upon demand by the Bank, to execute and deliver to the Bank these documents which the Bank determines are appropriate to further evidence (In the public records or otherwise) this continuation or reinstatement, although the failure of the undersigned to do so shall not affect in any way the reinstatement or continuation. If the undersigned do(es) not execute and deliver to the Bank upon demand such documents, the Bank and each Bank officer is irrevocably appointed (which appointment is coupled with an interest) the true and lawful attorney of the undersigned (with full power of substitution) to execute and deliver such documents in the name and on behalf of the undersigned.

8.       WAIVERS: The undersigned waive(s) any right to require the Bank to:
         (a) proceed against any person or property; or (b) pursue any other remedy in the Bank's power. The undersigned waive(s) notice of acceptance of this Guaranty and presentment, demand, protest, notice of protest, dishonor, notice of dishonor, notice of default, notice of intent to accelerate or demand payment of any indebtedness, any and all other notices to which the undersigned might otherwise be entitled, and diligence in collecting any indebtedness, and agree(s) that the Bank may, once or any number of times, modify the terms of any indebtedness, compromise, extend, increase, accelerate, renew or forbear to enforce payment of any or all indebtedness, or permit the Borrower to incur additional indebtedness, all without notice to the undersigned and without affecting in any manner the unconditional obligation of the undersigned under this Guaranty.

         The undersigned unconditionally and irrevocably waive(s) each and every defense and setoff of any nature which, under principles of guaranty or otherwise, would operate to impair or diminish in any way the obligation of the undersigned under this Guaranty.

9. WAIVER OF SUBROGATION: Until all loans and other indebtedness of the Borrower to the Bank are satisfied in full, the undersigned waive(s) any and all rights (whether by subrogation, indemnify, reimbursement, or otherwise) to recover from the Borrower any amounts paid by the undersigned pursuant to this Guaranty.

10.      [INTENTIONALLY OMITTED]

11. GENERAL: This Guaranty constitutes the entire agreement of the undersigned and the Bank with respect to the subject matter of this Guaranty. No waiver, consent, modification or change of the terms of the Guaranty shall bind any of the undersigned or the Bank unless in writing and signed by the waiving party or an authorized officer of the waiving party, and then this waiver, consent, modification or change shall be effective only in the specific instance and for the specific purpose given. This Guaranty shall inure to the benefit of the Bank and its successors and assigns and shall be binding on the undersigned and the undersigned's heirs, legal representatives, successors and assigns including, without limit, any debtor in possession or trustee in bankruptcy for any of the undersigned. If any provision of this Guaranty is unenforceable in whole or in part for any reason, the remaining provisions shall continue to be effective. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF MICHIGAN, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

12. HEADINGS: Headings in this Agreement are included for the convenience of reference only and shall not constitute a part of this Agreement for any purpose.

13.      ADDITIONAL PROVISIONS: None.

14. JURY TRIAL WAIVER: THE UNDERSIGNED AND BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS GUARANTY OR THE INDEBTEDNESS.

IN WITNESS WHEREOF, Guarantor(s) has (have) signed and delivered this Guaranty the day and year first written above.



                                        /s/ A. Alfred Taubman
                                        ------------------------------------
                                        A. Alfred Taubman


                                        /s/ A. Alfred Taubman
                                        ------------------------------------
                                        A. Alfred Taubman, acting not
                                        individually but as Trustee of the
                                        A. Alfred Taubman Restated Revocable
                                        Trust, as amended and restated in its
                                        entirety by instrument dated January 10,
                                        1989 and subsequently by Instrument
                                        dated June 25, 1997, as the same may
                                        hereafter be amended from time to time.

                                                                       EXHIBIT 6


                                PROMISSORY NOTE

$3,000,000                                                     Detroit, Michigan
                                                                November 6, 1998

     On November 6, 2003, FOR VALUE RECEIVED, the undersigned, R&W - TRG LLC, a Michigan limited liability company (herein called "Borrower"), promises to pay to the order of COMERICA BANK, a Michigan banking corporation (herein called "Bank"), in lawful currency of the United States of America at the main office of Bank, Three Million Dollars ($3,000,000). Borrower shall also pay interest thereon as hereinafter set forth.

     On January 15 of each year, commencing January 15, 1999, Borrower shall make a mandatory prepayment of the principal of this Note in an amount equal to forty percent (40%) of Excess Cash Flow for the prior calendar year.

     This Note and the indebtedness hereunder shall bear interest at the Eurodollar-based Rate or the Prime based Rate or the Fixed Rate, as elected by the Borrower pursuant to the terms hereof, or as otherwise determined under this Note.

     Interest on any portion of the principal indebtedness hereunder with respect to which the Applicable Interest Rate is the Prime-based Rate or the Fixed Rate shall be payable on the first day of each January, April, July and October, commencing January 1, 1999, and at maturity. Interest accruing at the Prime-based Rate or the Fixed Rate shall be computed on the basis of a year of 360 days, and shall be assessed for the actual number of days elapsed, and in such computation (as to interest accruing at the Prime-based Rate), effect shall be given to any change in the Prime-based Rate as a result of any change in the Prime-based Rate on the date of each such change.

     Interest on any portion of the principal indebtedness hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate shall be payable on the last day of the Interest Period applicable thereto; provided, however, that if such Interest Period is longer than three months, interest shall be payable at intervals of three months from the first day of such Interest Period and on the last day of such Interest Period. Interest accruing at the Eurodollar-based Rate shall be computed on the basis of a 360 day year and shall be assessed for the actual number of days elapsed from the first day of the Interest Period applicable thereto but not including the last day thereof.

     From and after the occurrence of any Event of Default hereunder, or any condition or event which, with the giving of notice or the running of time, or both, would constitute an Event of Default, and so long as any such Event of Default or such condition or event remains unremedied or uncured thereafter, the indebtedness outstanding under this Note shall bear interest at a per annum rate of three percent (3%) above the otherwise Applicable

Interest Rate, or, following election of the Fixed Rate Option, the greater of three percent (3%) above the Prime Rate or three percent (3%) above the Fixed Rate, which interest shall be payable upon demand.

     Subject to the terms of this Note, Borrower may elect from time to time the Eurodollar-based Rate for all or any portion greater than Two Hundred Fifty Thousand Dollars ($250,000) of the indebtedness outstanding under this Note by delivering to Bank a Notice of Term Rate executed by an authorized officer of Borrower setting forth:

          (a) the principal amount of said indebtedness which is to bear interest at such Eurodollar-based Rate;

          (b)  the proposed effective date for such Eurodollar-based Rate; and

          (c) the duration of the Eurodollar Interest Period applicable thereto.

Each such notification must be in writing and delivered to Bank by 12:00 noon, Detroit time, three (3) Business Days prior to the aforesaid proposed effective date. If Bank shall not receive a timely Notice of Term Rate with regard to any portion of the principal indebtedness outstanding hereunder for which the Applicable Interest Rate is the Eurodollar-based Rate, such principal amount which is not then prepaid shall bear interest at the Prime-based Rate. Subject to the terms hereof, provided that no Event of Default shall have occurred and be continuing, Borrower may, on any Business Day, convert the Applicable Interest Rate with respect to any portion of the principal indebtedness outstanding hereunder to another Applicable Interest Rate, provided that any conversion with respect to any such portion while the Applicable Interest Rate is the Eurodollar-based Rate shall be made only on the last Business Day of the then current Interest Period. If Borrower desires to convert an Applicable Interest Rate, it shall give the Bank irrevocable written notice thereof not less than three (3) Business Days prior to the effective date of any such change specifying the date of such conversion, the Applicable Interest Rate elected and, if the conversion is into the Eurodollar-based Rate, the duration of the first Interest Period therefor.

     Borrower may elect (the "Fixed Rate Option") to have the entire principal balance of this Note bear interest at a Fixed Rate for the then remaining term of this Note. In order to elect a Fixed Rate the Borrower shall give to the Bank written notice thereof at least two (2) Business Days prior to the date such Fixed Rate is to become effective. The Borrower may not revoke any such notice without the Bank's prior written consent.

     Borrower may prepay all or any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Prime-based Rate at any time. Borrower may prepay all or part of any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate on the last day of the Interest Period applicable thereto, provided that the amount of any such partial prepayment shall be at least Two Hundred Fifty Thousand Dollars

($250,000), or, if greater, in integral multiples thereof, and the aggregate balance of any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate outstanding after such prepayment shall be at least Two Hundred Fifty Thousand Dollars ($250,000). Any prepayment made in accordance with this paragraph shall be without premium or penalty. Any other prepayment shall be otherwise restricted by and subject to the terms of this Note. All such prepayments shall be applied to the principal installments due hereunder in the inverse order of their maturities.

     Borrower may prepay any portion of this Note bearing interest at a Fixed Rate in whole or in multiples of Two Hundred Fifty Thousand Dollars ($250,000) upon payment to the Bank of the sum of $500 plus the sum of the discounted net present values of the interest payments that would otherwise be payable on the principal amount being prepaid, after reducing each such interest payment by the amount of interest that would be payable on its respective due date if the principal being prepaid were reinvested at the Current Market Rate therefor. For these purposes "Current Market Rate" shall mean a per annum interest rate equal to 1/2 of 1% above the rate reasonably determined by the Bank (based on quotations from established dealers) to be in effect two days prior to the repayment date in the secondary market for United States treasury securities of a comparable amount and with a comparable term to maturity as the principal amount being prepaid. For the purposes of computation, the discount rate for each computation will be the Current Market Rate for the relevant principal installment. Upon any involuntary prepayment of all or any part of this Note, Borrower shall pay to the Bank a prepayment premium equal to the prepayment premium which would be due and payable if the Borrower had voluntarily elected to prepay such amount on such date. Each partial prepayment of this Note shall be applied to the principal payments due hereunder in the inverse order of their maturities.

     Subject to the definition of an "Interest Period" hereunder, in the event that any payment under this Note becomes due and payable on any day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day, and, to the extent applicable, interest shall continue to accrue and be payable thereon during such extension at the rates set forth in this Note.

     All payments to be made by Borrower to Bank under or pursuant to this Note shall be in immediately available funds, without setoff or counterclaim, and in the event that any payments submitted hereunder are in funds not available until collected, said payments shall continue to bear interest until collected. Borrower hereby authorizes Bank to charge any account of Borrower with Bank for all sums due hereunder when due in accordance with the terms hereof.

     If Borrower makes any payment of principal with respect to any portion of the principal indebtedness outstanding hereunder with respect to which the Applicable Interest Rate is the Eurodollar-based Rate on any day other than the last day of the Interest Period applicable thereto (whether voluntarily, by acceleration, or otherwise), or if Borrower fails to make any payment of principal or interest in respect of any portion of the principal outstanding under this Note for which the Applicable Interest Rate is the Eurodollar-based Rate when due, Borrower shall reimburse Bank on demand for any resulting loss, cost or expense incurred by Bank as a result thereof, including, without limitation, any such loss, cost or expense incurred in obtaining, liquidating, employing or redeploying deposits from third parties. Such amount payable by Borrower to Bank may include, without limitation, an amount equal to the excess, if any, of (a) the amount of interest which would have accrued on the amount so prepaid, or not so refunded or converted, for the period from the date of such prepayment or of such failure to refund or convert, through the last day of the relevant Interest Period, at the applicable rate of interest for said portion provided under this Note, over (b) the amount of interest (as reasonably determined by Bank) which would have accrued to Bank on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. Calculation of any amounts payable to Bank under this paragraph shall be made as though Bank shall have actually funded or committed to fund the relevant portion of the principal outstanding under this Note with respect to which the Applicable Interest Rate is the Eurodollar-based Rate through the purchase of an underlying deposit in an amount equal to the amount of such portion and having a maturity comparable to the relevant Interest Period; provided, however, that Bank may fund any such portion in any manner it deems fit and the foregoing assumptions shall be utilized only for the purpose of the calculation of amounts payable under this paragraph. Upon the written request of Borrower, Bank shall deliver to Borrower a certificate setting forth the basis for determining such losses, costs and expenses, which certificate shall be conclusively presumed correct, absent manifest error.

     For any Interest Period for which the Applicable Interest Rate is the Eurodollar-based Rate, if Bank shall designate a Eurodollar Lending Office which maintains books separate from those of the rest of Bank, Bank shall have the option of maintaining and carrying the relevant portion of the principal outstanding under this Note with respect to which the Applicable Interest Rate is the Eurodollar-based Rate on the books of such Eurodollar Lending Office.

     If, with respect to any Interest Period, Bank determines that, by reason of circumstances affecting the foreign exchange and interbank markets generally, deposits in Eurodollars in the applicable amounts are not being offered to the Bank for such Interest Period, then Bank shall forthwith give notice thereof to the Borrower. Thereafter, until Bank notifies Borrower that such circumstances no longer exist, the right of Borrower to elect the Eurodollar-based Rate shall be suspended.

     If, after the date hereof, the introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by Bank (or its Eurodollar Lending Office) with any request or directive (whether or not having the force of law) of any such authority, shall make it unlawful or impossible for the Bank (or its Eurodollar Lending Office) to make or maintain any indebtedness outstanding hereunder with interest at the Eurodollar-based Rate, Bank shall forthwith give notice thereof to Borrower. Thereafter, (a) the right of Borrower to elect the Eurodollar-based Rate hereunder shall be suspended, and thereafter, Borrower may select only the Prime-based Rate or the Fixed Rate as the Applicable Interest Rate hereunder, and (b) if Bank may not lawfully continue to maintain any outstanding indebtedness hereunder at the Eurodollar-based Rate to the end of the then current Interest Period applicable thereto, the Prime-based Rate shall be the Applicable Interest Rate for the remainder of such Interest Period.

     If the adoption after the date hereof, or any change after the date hereof in, any applicable law, rule or regulation of any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Bank (or its Eurodollar Lending Office) with any request or directive (whether or not having the force of law) made by any such authority, central bank or comparable agency after the date hereof

     (a) shall subject Bank (or its Eurodollar Lending Office) to any tax, duty or other charge with respect to this Note or shall change the basis of taxation of payments to Bank (or its Eurodollar Lending Office) of the principal of or interest or any other amounts due under this Note in respect thereof (except for changes in the rate of tax on the overall net income of Bank or its Eurodollar Lending Office imposed by the jurisdiction in which Bank's principal executive office or Eurodollar Lending Office is located); or

     (b) shall impose, modify or deem applicable any reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by Bank (or its Eurodollar Lending Office) or shall impose on Bank (or its Eurodollar Lending Office) or the foreign exchange and interbank markets any other condition affecting this Note;

and the result of any of the foregoing is to increase the cost to Bank of maintaining any part of the indebtedness hereunder or to reduce the amount of any sum received or receivable by Bank under this Note by an amount deemed by the Bank to be material, then Bank shall promptly notify Borrower of such fact and demand compensation therefor, and, within fifteen (15) days of such notice, Borrower agrees to pay to Bank such additional amount or amounts as will compensate Bank for such increased cost or reduction. A certificate of Bank, prepared in good faith and in reasonable detail by Bank and submitted by the Bank to the Borrower, setting forth the basis for determining such additional amount or amounts necessary to compensate Bank shall be conclusive and binding for all purposes, absent manifest error in computation.

     In the event that any applicable law, treaty, rule or regulation (whether domestic or foreign) now or hereafter in effect and whether or not presently applicable to the Bank, or any interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by the Bank with any guideline, request or directive of any such authority (whether or not having the force of law), including any risk-based capital guidelines, affects or would affect the amount of capital required or expected to be maintained by the Bank (or any corporation controlling the Bank), and the Bank determines that the amount of such capital is increased by or based upon the existence of any obligations of the Bank hereunder and such increase has the effect of reducing the rate of return on the Bank's (or such controlling corporation's) capital as a consequence of such obligations to a level below that which the Bank (or such controlling corporation) could have achieved but for such circumstances (taking into consideration its policies with respect to capital adequacy) by an amount deemed by the Bank to be material, then the Borrower shall pay to the Bank, within fifteen (15) days of Borrower's receipt of written notice from Bank demanding such compensation, additional amounts sufficient to compensate the Bank (or such controlling corporation) for any increase in the amount of capital and reduced rate of return which the Bank reasonably determines to be allocable to the existence of any obligations of the Bank hereunder. A certificate of Bank as to the amount of such compensation, prepared in good faith and in reasonable detail by the Bank and submitted by the Bank to the Borrower, shall be conclusive and binding for all purposes absent manifest error in computation.

     Upon the occurrence and during the continuance of any Event of Default, Bank may at any time and from time to time, without notice to the Borrower (any requirement for such notice being expressly waived by the Borrower), set off and apply against any and all of the indebtedness of Borrower to Bank any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Bank to or for the credit or the account of the Borrower and any property of the Borrower from time to time in possession of Bank, irrespective of whether or not Bank shall have made any demand hereunder and although such obligations may be contingent and unmatured. The rights of Bank under this paragraph are in addition to other rights and remedies (including other rights of setoff) which Bank may otherwise have.

     Upon the occurrence of any Event of Default, Bank may declare this Note due forthwith or otherwise collect, deal with and dispose of all or any part of any security in any manner permitted or authorized by the Michigan Uniform Commercial Code or other applicable law (including public or private sale) and after deducting expenses (including reasonable attorneys' fees and expenses), Bank may apply the proceeds and any deposits or credits in part or full payment of any of said liabilities, whether due or not, in any manner or order Bank elects.

     Borrower agrees to deliver to Bank, so long as any indebtedness remains outstanding hereunder, within ninety (90) days after and as of the end of each fiscal year of Borrower, annual financial statements for such fiscal year prepared by Borrower and certified by a senior officer of Borrower, including balance sheet and income statements.

     For the purposes of this Note, the following terms have the following meanings:

     "Applicable Interest Rate" means the Eurodollar-based Rate or the Prime-based Rate or the Fixed Rate, as selected by Borrower from time to time subject to the terms and conditions of this Note.

     "Applicable Margin" shall mean one and one-half percent (1-1/2%).

     "Business Day" means any day, other than a Saturday, Sunday or holiday, on which Bank is open for all or substantially all of its domestic and international business (including dealings in foreign exchange) in Detroit, Michigan.

     "Eurodollar-based Rate" means a per annum interest rate which is equal to the sum of the Applicable Margin plus the quotient of

     (a) the per annum interest rate at which Bank's Eurodollar Lending Office offers deposits to prime banks in the eurodollar market in an amount comparable to the relevant principal portion outstanding hereunder and for a period equal to the relevant Interest Period at or about 11:00 a.m. (Detroit, Michigan time) (or as soon thereafter as practical) two
          (2) Business Days prior to the first day of such Interest Period;

          divided by

     (b) a percentage equal to 100% minus the maximum rate on such date at which Bank is required to maintain reserves on "Euro-currency Liabilities" as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System or, if such regulation or definition is modified, and as long as Bank is required to maintain reserves against a category of liabilities which includes eurodollar deposits or includes a category of assets which includes eurodollar loans, the rate at which such reserves are required to be maintained on such category.

     "Eurodollar Lending Office" means Bank's office located in the Grand Cayman Islands, British West Indies, or such other branch of Bank, domestic or foreign, as it may hereafter designate as its Eurodollar Lending Office by notice to Borrower.

     "Excess Cash Flow" shall mean seventy-five percent (75%) of the sum of all cash distributions paid by TRG to Borrower in any calendar year with respect to the TRG Units, minus all interest paid by Borrower under this Note and the Other Note during such year.

     "Event of Default" means the occurrence of any one of the following:

     (a) Borrower shall fail to pay the principal or interest hereunder or under the Other Note or shall fail to pay any other amount owing by Borrower to Bank, whether under this Note or otherwise, when due in accordance with the terms hereof or thereof, and continuance of such default for five (5) calendar days following notice thereof by Bank to Borrower;

     (b) Borrower shall default in any other indebtedness for borrowed money in excess of $25,000, and such default shall continue beyond any applicable grace or cure period;


     (c) any representation, warranty, certification or statement made by Borrower herein or in any certificate, financial statement or other document or agreement delivered to Bank pursuant hereto shall prove to be untrue in any material respect;

     (d) Borrower shall fail to observe or perform any condition, covenant or agreement of Borrower set forth in any loan or security agreement or other agreement with Bank, other than as provided in subparagraph (a) above, and Borrower shall fail to cure such failure within any grace or cure period provided with respect thereto;


     (e) Borrower shall make any assignment for the benefit of creditors, or there shall be commenced any bankruptcy, receivership, insolvency, reorganization, dissolution or liquidation proceedings by or against Borrower, or the entry of any judgment, levy, attachment, garnishment or other process, or the filing of any lien against the Borrower, which proceeding, if involuntary, judgment, levy, attachment, garnishment or other process shall not be discharged, dismissed, vacated or otherwise stayed by the Borrower within forty-five (45) days after the commencement or filing thereof, as applicable; or

     (f) Taubman or the Trust shall revoke the Guaranty or disavow any of his/its obligations thereunder.

     "Fixed Rate" shall mean a per annum interest rate which is acceptable to and offered by Bank and selected by Borrower. Any Fixed Rate shall be mutually agreeable to both Borrower and Bank.

     "Guaranty" shall mean the Guaranty dated as of the date hereof, executed and delivered by Taubman and the Trust, relating to the Other Note.

     "Interest Period" means a period of one (1) month, two (2) months, three
(3) months, six (6) months or twelve (12) months, as selected by Borrower pursuant to the terms of this Note, commencing on the effective date of an election of the Eurodollar-based Rate, provided that:

     (a) any interest period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day, except that if the next succeeding Business Day falls in another calendar month, the Interest Period shall end on the next preceding Business Day, and when an Interest Period begins on a day which has no numerically corresponding day in the calendar month during which such Interest Period is to end, it shall end on the last Business Day of such calendar month, and

     (b)  no Interest Period shall extend beyond the maturity date of this Note.

     "Notice of Term Rate" means a Notice of Term Rate in the form annexed to this Note as Exhibit "A".

     "Other Note" shall mean the $4,500,000 Promissory Note dated as of the date hereof from Borrower as maker to Bank as payee.

     "Prime Rate" means the per annum interest rate established by Bank as its prime rate for its borrowers, as such rate may vary from time to time, which rate is not necessarily the lowest rate on loans made by Bank at any such time.

     "Prime-based Rate" shall mean a per annum interest rate which is equal to the greater of (i) the Prime Rate; or (ii) the rate of interest equal to the sum of (a) one percent (1%) and (b) the rate of interest equal to the average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers (the "Overnight Rates"), as published by the Federal Reserve Bank of New York, or, if the overnight Rates are not so published for any day, the average of the quotations for the Overnight Rates received by Bank from three (3) Federal funds brokers of recognized standing selected by Bank, as the same may be changed from time to time. Effect shall be given to any change in the Prime-based Rate as a result of any change in the Prime Rate or Overnight Rates on the date of any such change in the Prime Rate or Overnight Rates, as applicable.

     "Taubman" means A. Alfred Taubman.

     "TRG" shall mean The Taubman Realty Group Limited Partnership, a Delaware limited partnership.

     "TRG Units" shall mean all partnership units of TRG now or in the future owned by Borrower.

     "Trust" shall mean the A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated January 10, 1989 and subsequently by Instrument dated June 25, 1997, as the same has been and may hereafter be amended from time to time.

     Borrower agrees to make all payments to Bank of any and all amounts due and owing by Borrower to Bank hereunder, including, without limitation, the payment of principal and interest on any Advance, on the date provided for such payment, in United States Dollars in immediately available funds at the office of Bank located at One Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48275, or such other address as Bank may notify Borrower in writing.

     No delay or failure of Bank in exercising any right, power or privilege hereunder shall affect such right, power or privilege, nor shall any single or partial exercise thereof preclude any further exercise thereof, or the exercise of any other power, right or privilege. The rights of Bank under this Agreement are cumulative and not exclusive of any right or remedies which Bank would otherwise have, whether by other instruments or by law.

     This Note has been deemed to have been delivered at Detroit, Michigan, and shall be governed by and construed and enforced in accordance with the laws of the State of Michigan. Whenever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     BORROWER AND THE BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS NOTE OR THE INDEBTEDNESS HEREUNDER.

                                        R&W - TRG LLC, a Michigan limited
                                        liability company

                                        By:  /s/ William S. Taubman
                                           --------------------------------
                                             William S. Taubman

                                        Its:  Manager
                                            -------------------------------

                                   EXHIBIT "A"

                               NOTICE OF TERM RATE

     With reference to the Promissory Note ("Note") dated November 6, 1998 in the original principal amount of $3,000,000 delivered by Borrower to the Bank, Borrower hereby elects as the Applicable Interest Rate for $ __________(1) of the principal outstanding under such Note the ____________(2) Rate. Such Applicable Interest Rate shall be effective on __________, ________, and the Interest Period applicable thereto, if any, shall be ___________.(3)

     All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Note.

     Dated this ________ day of _____________, _______.

                                        R&W - TRG LLC



                                        By:____________________________


                                        Its:___________________________









____________________________

    (1) Must be at least $250,000.

    (2) Insert, as applicable, "Eurodollar-based" or "Prime-based".

    (3) Insert, as applicable, "one month", "two months", "three months," "six months" or "twelve months."

                                                                       EXHIBIT 7


                               SECURITY AGREEMENT
                             (PARTNERSHIP INTEREST)

     THIS AGREEMENT made this 6th day of November, 1998, by and between R&W-TRG LLC, a Michigan limited liability company, of 200 East Long Lake Road, Bloomfield Hills, Michigan 48304 (herein called "Assignor"), and COMERICA BANK, a Michigan banking corporation, of 500 Woodward Avenue, Detroit Michigan 48226 (herein called "Bank");

     WITNESSETH:

     WHEREAS, Assignor has requested that Bank make certain loans or other credit available to Assignor and Bank has agreed to do so subject to certain terms and conditions, which include the requirement that Assignor grant to Bank a security interest in certain of Assignor's assets; and

     WHEREAS, Assignor may from time to time, although it may not continuously, borrow or obtain other credit from Bank;

     NOW, THEREFORE, in consideration of the premises and to induce Bank to make such loans and extend such other credit to Assignor and for other valuable consideration, Assignor and Bank agree as follows:

     1. GRANT OF SECURITY INTEREST. Assignor hereby assigns, pledges, mortgages and grants to Bank a continuing security interest in all of Assignor's present and future right, title and interest in, to and under the following (collectively the "Collateral"):

     (a) Partnership Interest Certificate No. 0074 issued by The Taubman Realty Group Limited Partnership, a Delaware limited partnership (herein called "Partnership"), under The Second Amendment and Restatement of Agreement of Limited Partnership dated September 30, 1998, as the same has been and may be amended (herein called "Partnership Agreement") to Assignor, evidencing 547,945 Units of Partnership Interest in the Partnership; and

     (b) all of Assignor's present and future interest(s) as a partner, whether general or limited, or both, as the case may be, in the Partnership and evidenced by such Partnership Interest Certificate, and in all distributions of capital, income, cash flow, profits and management salary and all other fees and payments of any nature whatsoever arising from said interest(s) and any interest on any of the foregoing; and

     (c) all of assignor's rights and interests under or pursuant to the Continuing Offer dated November 30, 1992, as amended and restated by Instrument dated

          September 30, 1997 ("Continuing Offer"), executed and delivered by Taubman Centers Inc.("TCI") in favor of certain present and future holders of partnership interests of the Partnership;

together with all other monies due Assignor for any reason whatsoever under any of the foregoing and all other cash and non-cash proceeds of same (including, without limitation, any shares of common stock of TCI issued upon exercise of Assignor's rights under the Continuing Offer). The creation of a security interest in proceeds is not to be construed to give Assignor any right to dispose of any of the Collateral.

     2. OBLIGATIONS. The Collateral shall be security for the following described obligations of Assignor and all full or partial extensions and renewals thereof whether greater or less than any such specified obligation (all of which are herein called "Indebtedness"):

     (a) that certain Promissory Note dated as of the date hereof made in the principal amount of Three Million Dollars ($3,000,000) by Assignor payable to Bank; and

     (b) any and all of Bank's costs and expenses (including attorneys' fees and legal expenses) incurred in the preparation hereof the filing or recording of any financing statement or other document, the protection or preservation of the Collateral, the collection and/or repossession of the Collateral, or the enforcement of its rights hereunder.

     3. WARRANTIES AND COVENANTS. Assignor warrants, covenants and agrees that:

     (a) no other assignment or transfer of any of the Collateral has been or will hereafter be made or given and no security interest, lien or encumbrance exists or will be permitted or suffered to exist thereon to or in favor of anyone other than Bank;

     (b) no part of the Collateral is subject to any valid defense, counterclaim or setoff, and Assignor has full right to enforce the performance thereof, to receive all sums due thereunder, and to execute and deliver this Agreement to Bank;

     (c) Partnership has delivered to Bank and Assignor all consents, waivers and other documents required by the Partnership Agreement for the valid and enforceable pledge of the Collateral;

     (d) Assignor owns a .6498188/100 percent (.6498188%) interest of the Partnership and is entitled to a corresponding share of distributions of income, profits and payments of any nature whatsoever arising from said interest;

     (e) Assignor will immediately deliver to Bank any note or other instrument or writing, appropriately endorsed if necessary, which may be received by Assignor evidencing any obligation to Assignor arising from the Collateral;

     (f) no unwaived default has occurred under the terms of any document, instrument or agreement governing or respecting any part of the Collateral by any party thereto and none will occur upon the execution and delivery of this Agreement and Assignor will continue to fully perform any of Assignor's obligations and duties thereunder;

     (g) Bank may, but shall not be obligated to, cure any default under any of the Collateral, the result of which could excuse any performance or payment by any other party thereunder;

     (h) Assignor's chief executive office is specified at the end of this Agreement; the Collateral and all records concerning the Collateral are located at such office; and Assignor agrees to promptly notify Bank by written notice thirty (30)days prior to any contemplated changes in Assignor's name, legal structure, or in the location of Assignor's records concerning the Collateral; and prior to making any such changes, to file or cause to be filed all financing statements or amendments necessary or appropriate to establish and maintain a valid first priority security interest in all of the Collateral for Bank;

     (i) Assignor will furnish such information regarding the Collateral as Bank may reasonably request and will permit Bank to inspect all books and records in Assignor's possession or control relating thereto;

     (j) Assignor shall execute any affidavit notice document or other instrument reasonably required or requested by Bank to complete or further evidence this Agreement and all rights and interests of Assignor hereafter arising under any of the Collateral shall simultaneously become subject to this Agreement;

     (k) Assignor shall furnish such financing statements (and amendments thereto and continuations thereof) as Bank may at any time request, to cause same to be filed in all public offices deemed necessary by Bank, to pay all costs of filing, including the costs of any searches deemed necessary by Bank from time to time, to establish and determine the validity and the priority of Bank's security interest and to do such other acts and things as Bank may at any time request to establish and maintain for Bank a valid and perfected first priority security interest in the Collateral;

     (1) Assignor shall notify Bank of any actual or imminent material decline in the value of the Collateral;

     (m) Assignor will not consent to any amendment (except for amendments which would not have a material adverse effect on Bank) to the Continuing Offer or the Partnership Agreement without the prior written consent of Bank;

     (n) Assignor shall reimburse Bank for all costs and expenses, including without limitation reasonable attorneys' fees and legal expenses, incurred by Bank seeking to perfect collect administer, maintain or enforce any rights or remedies under this Agreement or in respect of the Collateral, and in the case of Default, incurred by Bank in collecting or attempting to collect the Indebtedness or enforcing or attempting to enforce its rights and remedies hereunder, together with interest thereon from the date of advance thereof at the highest rate per annum then borne by any part of the Indebtedness; and

     (o) Assignor will comply with all statutes, laws, ordinances and regulations relating to the Collateral and Assignor's assets including without limitation any securities registration requirements and all federal, state and local environmental protection, toxic substance and other similar laws and regulations applicable to any of the foregoing or any premises where any of the foregoing, or records concerning the foregoing, are located (Assignor hereby representing and warranting that as of the date hereof, it is in compliance with all such laws and regulations), and hold harmless and indemnify Bank for any and all liability or claims asserted against or suffered by Bank as a result of any failure by Assignor to comply with this paragraph, such indemnity to survive any payoff and discharge of the Indebtedness.

     4. NOTICE. Assignor agrees that at any time after an event of default hereunder, Bank may give notice of this Agreement to the Partnership or any other party now or hereafter liable on or obligated with respect to any of the Collateral and in such event said party is hereby authorized and directed to pay all sums due under the Collateral to Bank, and Bank may receipt for same. Thereafter, in the event Assignor receives directly any sum due under any of the Collateral Assignor will simultaneously pay same over to Bank to reduce or pay the Indebtedness. Bank may enforce performance and collection of any of the Collateral by suit or otherwise, and may surrender, release or "change all or any part thereof, or compromise or extend or renew for any period the obligations of any party obligated to Assignor thereunder. But in no event shall this Agreement be construed to obligate Bank to take any action with respect to the Collateral or any obligation of Assignor with respect thereto.

     5. DEFAULTS. It shall be a default under this Agreement if any of the following events or conditions shall occur or exist: (a) nonpayment, when due, of any amount payable on any part of the Indebtedness and continuance of such nonpayment for five (5) or more days following the due date thereof; (b) failure to perform or comply with any agreement in effect between Assignor and/or Partnership and Bank or any agreement of Assignor contained herein or secured hereby; (c) failure of any warranty of Assignor herein (except for the warranty contained in Section 3(d) herein) or in any other document or instrument delivered to Bank to be and remain true in all material respects; (d) if Assignor, Partnership or TCI becomes insolvent or unable to pay debts as they mature or makes an assignment for the benefit of creditors, or if any proceeding is instituted by or against Assignor, Partnership or TCI alleging that such party is insolvent or relating to the bankruptcy, reorganization, or relief of debtors or debts generally; or (e) a default by Assignor, Partnership or TCI under any material obligation for borrowed money to any party.

          Notwithstanding anything in this Security Agreement to the contrary, Bank shall not exercise any of its rights or remedies with respect to an event of default arising under subsections (b) and (c) of the preceding paragraph, unless Assignor fails to cure such default within thirty (30) days after delivery to Assignor of written notice of such default, or, if such default cannot by its nature be reasonably cured within such thirty (30) day period, Assignor fails to commence such cure within such thirty (30) day period or thereafter fails to prosecute diligently such cure or fails to cure the same within one hundred eighty days (180) after delivery of such notice.

     6. REMEDIES. In the event of a default hereunder, in addition to any rights Bank may have under any other agreement or by law, Bank may take any or all of the following actions:

     (a)  declare all of the Indebtedness immediately due and payable;

     (b) take possession of the Collateral and any records concerning same wherever it or they may be found, with or without process of law, using such force as may be necessary, and at Bank's option, leave any part of the Collateral on Assignor's premises and dispose of the Collateral from said premises;

     (c) sell, transfer and otherwise dispose of the Collateral or any part thereof by public or private sale (and bid at such sale) or otherwise in any manner permitted by applicable law;

     (d) notify, or require Assignor, at Assignor's expense, to notify, any person or party obligated on any of the Collateral to make payment to Bank of any amounts due or to become due thereunder; enforce collection of any of the Collateral by suit or otherwise; exercise all rights Bank may have under the Continuing Offer; surrender, release or exchange all or any part thereof or settle, adjust or compromise or extend or renew for any period (whether or not longer than the original period) any claim or indebtedness thereunder or evidenced thereby; endorse Assignor's name on any commercial paper given in payment; and generally do in assignor's name, place and stead anything which Assignor could do itself, all as bank in sole discretion shall deem necessary or appropriate to realize on the Collateral;

     (e) complete, in Bank's sole discretion, any work in process prior to disposition thereof,

     (f) make or effect any necessary repairs to or maintenance on any of the Collateral;

     (g) obtain insurance coverage, conforming to the requirements of this Agreement, on any of the Collateral;

     (h)  pay any taxes applicable to any of the Collateral.

Any disposition by Bank of the Collateral or any part thereof shall be deemed made with reasonable and sufficient notice thereof if Bank at least seven (7) days prior to the specified date of disposition, shall give notice to Assignor of the time, place and manner of such disposition, provided that Assignor agrees that Bank shall otherwise be subject to no obligation, express or implied, to give notice to Assignor of any action taken or withheld by Bank. Assignor agrees that no such notice need be given by Bank ff Bank in its sole discretion determines that the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a securities or commodity exchange or other recognized market. Any proceeds of any collection or disposition by Bank of any of the Collateral may be applied by Bank to the reasonable expenses of retaking, conserving, collecting (by suit or otherwise) or disposing of (by sale or otherwise) the Collateral, including reasonable attorneys' fees and legal expenses incurred, and then to the satisfaction of the Indebtedness in such order of application as Bank elects. After such application, Bank will account to Assignor for any surplus and Assignor shall remain liable to Bank for any deficiency.

     7.   GENERAL.

     (a) Bank shall have no duty to protect preserve or enforce rights under or to the Collateral other than a duty of reasonable custodial care of the Collateral in its possession.

     (b) Assignor hereby makes, constitutes and appoints Bank its true and lawful attorney-in-fact with full power of substitution to take any action in furtherance of this Agreement including, without limitation, the signing of financing statements, endorsing of instruments, and the execution and delivery of all documents, instruments and agreements necessary to obtain or accomplish any protection for or collection or disposition of any part of the Collateral. Such appointment shall be deemed irrevocable and coupled with an interest.

     (c) Assignor hereby waives all defenses otherwise available to parties secondarily or in any other degree liable or whose property stands as security, including, without being limited to, the following: presentment demand, protest and notice of dishonor and nonpayment with respect to any of the Indebtedness, the enforcement and preservation of any lien or right of setoff otherwise held by the Bank, and the enforcement and preservation of any of the indebtedness or of any guaranty or other undertaking. Assignor agrees that Bank may enforce any security interest granted hereunder without being obligated first to enforce any other security interest, mortgage, guaranty or other source of collection whether granted by Assignor or any other person. No party shall succeed to any of the rights of Bank so long as any of the Indebtedness remain unpaid to Bank.

     (d) This Agreement shall not be construed in any way to obligate Bank to take any action with respect to any of Assignor's obligations or duties for or under any part of the Collateral including without limitation all of Assignor's obligations under this Agreement or under any contract or agreement which is or will be or will give rise to any part of the Collateral.

     (e) No delay on the part of Bank in the exercise of any right or remedy shall operate as a waiver thereof and no single or partial exercise by Bank of any right or remedy shall preclude any other or further exercise thereof or the exercise of any other right or remedy. This Agreement has been delivered at Detroit Michigan, and shall be construed in accordance with the laws of the State of Michigan. Whenever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but ff any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. The rights granted to Bank hereunder are cumulative and in addition to any other rights which Bank may have by other agreement or under applicable law.

     (f) This Agreement shall be a continuing Agreement in every respect (whether or not the outstanding balance under the Indebtedness is reduced to zero) and Bank's security interest in the Collateral as granted herein shall continue in full force and effect until all of the Indebtedness is paid in full. If this Agreement is not dated when executed by Assignor, Bank is authorized without notice to Assignor to date this Agreement. If there is more than one Assignor, all covenants and warranties made by Assignor, and all rights and remedies afforded to Bank hereunder, shall be made or given jointly and severally, and "Assignor", as used herein, shall refer to each undersigned Assignor, and to either or any of them.

     (g) Any notice to Assignor, if mailed, shall be deemed to be completed when mailed postage prepaid, addressed to Assignor at its chief executive office, or the address set forth below, or at any other address of Assignor appearing on Bank's records. This Agreement shall be binding upon Assignor and its successors and assigns and shall inure to the benefit of Bank and its successors and assigns.

     WITNESS the due execution hereof as of the day and year first above written.

                                        R&W - TRG LLC, a Michigan limited
                                        liability company

                                        By:  /s/ William S. Taubman
                                             --------------------------------
                                             William S. Taubman

                                        Its: Manager
                                             --------------------------------

Address:

200 East Long Lake Road
Bloomfield Hills, Michigan 48304

ACCEPTED

COMERICA BANK

By:  /s/ Kristina L. Andersen
     --------------------------
     Kristina L. Anderson

Its: Assistant Vice President
     -------------------------

                           ACKNOWLEDGMENT AND CONSENT

     The undersigned partnership ("Partnership") acknowledges receipt of; (i) notice that Taubman TRG LLC ("Assignor") has assigned, pledged and granted to Comerica Bank ("Bank") a security interest in Assignor's interest as a partner in the Partnership, evidenced by Partnership Certificate No. 0074, and (ii) a copy of the Security Agreement dated November 6, 1998, made between Assignor and Bank.

     Dated this 6th day of November, 1998

                                             THE TAUBMAN REALTY GROUP
                                             LIMITED PARTNERSHIP, a Delaware
                                             limited partnership

                                             By:  Taubman Centers, Inc.

                                             Its: Managing General Partner

                                             By: /s/ [sig]
                                                 ---------------------------

                                             Its: Assistant Secretary
                                                  --------------------------